Exhibit 99.1

Management’s Discussion

and Analysis

For The Period Ended March 31, 2023

Management’s Discussion & Analysis

This management’s discussion and analysis (“MD&A”) for Sandstorm Gold Ltd. and its subsidiary entities (collectively “Sandstorm”, “Sandstorm Gold” or the “Company”) should be read in conjunction with the unaudited condensed consolidated interim financial statements of Sandstorm for the three months ended March 31, 2023 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), applicable to the preparation of interim financial statements including International Accounting Standard 34 – Interim Financial Reporting. Readers are encouraged to consult the Company’s audited consolidated financial statements for the year ended December 31, 2022 and the corresponding notes to the financial statements which are available on SEDAR at www.sedar.com. The information contained within this MD&A is current to May 10, 2023 and all figures are stated in U.S. dollars unless otherwise noted.

Company Highlights

RECORD OPERATING RESULTS

A record quarter in terms of Revenue, Operating Cash Flow, and Attributable Gold Equivalent ounces1.

•	Record revenue for the three months ended March 31, 2023 was $44.0 million compared with $35.4 million for the comparable period in 2022.

•	Record Attributable Gold Equivalent ounces[1] (as defined hereinafter), for the three months ended March 31, 2023 were 28,368 ounces compared with 18,741 ounces for the comparable period in 2022.

•

Record Total Sales, Royalties and Income from other interests[1] (as defined hereinafter) for the three months ended March 31, 2023 was $54.0 million compared with $35.4 million for the comparable period in 2022.

•	Net income for the three months ended March 31, 2023 was $15.6 million compared with $9.1 million for the comparable period in 2022.

•

Record cash flows from operating activities, excluding changes in non-cash working capital[1], for the three months ended March 31, 2023 were $42.7 million compared with $26.7 million for the comparable period in 2022.

•	Cost of sales, excluding depletion, for the three months ended March 31, 2023 was $6.5 million compared with $5.3 million for the comparable period in 2022.

•

Average cash costs[1] for the three months ended March 31, 2023 were $230 per Attributable Gold Equivalent ounce[1] compared with $283 per Attributable Gold Equivalent ounce[1] for the comparable period in 2022.

•

Cash operating margins[1] for the three months ended March 31, 2023 were $1,652 per Attributable Gold Equivalent ounce[1] compared with $1,604 per Attributable Gold Equivalent ounce[1] for the comparable period in 2022.

1.	Refer to section on non-IFRS and other measures of this MD&A.

2	2023 First Quarter Report

Management’s Discussion & Analysis

HOD MADEN AND HORIZON COPPER

•

SSR Mining recently announced that it has reached an agreement with Lidya Madencilik to acquire up to a 40% interest in Hod Maden and assume operational control of the project. SSR Mining is an experienced international precious metals mining company with four producing assets located in the United States, Türkiye, Canada and Argentina. SSR Mining has expertise in project exploration, construction, mining and processing as well as an existing partnership with Lidya on the producing Çöpler mine. For further details, please refer to “Hod Maden” in the Development Assets section below.

•

Horizon Copper recently announced a $20 million financing which will be used to close the previously announced sale of the Company’s Antamina NPI in exchange for a combination of a silver stream, debt, equity, and cash.

OTHER

•

In April 2023, Sandstorm renewed its normal course issuer bid allowing the Company to purchase up to 24.0 million of the Company’s common shares (“Common Shares”) from time to time when Sandstorm’s management believes that the Common Shares are undervalued by the market.

•	In March 2023, the Company declared a dividend of CAD0.02 per share, which was paid on April 28, 2023.

Overview

Sandstorm is a growth-focused company that seeks to acquire royalties and gold and other metals purchase agreements (“Gold Streams” or “Streams”) from companies that have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Stream, Sandstorm receives the right to purchase, at a fixed price per ounce or at a fixed percentage of the spot price, a percentage of a mine’s gold, silver, or other commodity (“Gold Equivalent” as further defined herein)1 production for the life of the mine. Sandstorm helps other companies in the resource industry grow their businesses, while acquiring attractive assets in the process. The Company is focused on acquiring Streams and royalties from mines with low production costs, significant exploration potential and strong management teams. The Company currently has 250 Streams and royalties, of which 40 of the underlying mines are producing.

1.	Refer to section on non-IFRS and other measures of this MD&A.

2023 First Quarter Report	3

Management’s Discussion & Analysis

Outlook1

Based on the Company’s existing Streams and royalties, Attributable Gold Equivalent ounces (individually and collectively referred to as “Attributable Gold Equivalent”)2 are forecasted to be between 90,000–100,000 ounces in 2023. The Company’s production forecast is expected to reach approximately 125,000 Attributable Gold Equivalent ounces within the next five years, with a sustainable average annual production of approximately 110,000 Attributable Gold Equivalent ounces over the next 15 years.

1.	Statements made in this section contain forward-looking information. Refer to the forward looking statements section of this MD&A.

2.	Refer to section on non-IFRS and other measures of this MD&A.

Key Producing Assets

Cerro Moro Silver Stream	PAN AMERICAN SILVER CORP.

The Company has a silver stream on Pan American Silver Corp.’s (“Pan American”), the successor to Yamana Gold Inc, gold-silver Cerro Moro mine, located in Santa Cruz, Argentina (the “Cerro Moro Mine” or “Cerro Moro”). Under the terms of the silver stream, Sandstorm has agreed to purchase for ongoing per ounce cash payments equal to 30% of the spot price of silver, an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until 7.0 million ounces of silver have been delivered to Sandstorm; then 9% of the silver produced thereafter.

Based on the cumulative ounces of silver purchased to-date, the Company’s current silver entitlement is 20%.

The Cerro Moro Mine, which commenced commercial production in 2018, is located approximately 70 kilometres southwest of the coastal port city of Puerto Deseado in the Santa Cruz province of Argentina. Cerro Moro contains several high-grade epithermal gold and silver deposits, some of which will be mined via open-pit and some via underground mining methods.

Chapada Copper Stream	LUNDIN MINING CORPORATION

The Company has a copper stream on Lundin Mining Corporation’s (“Lundin Mining”) open-pit copper-gold Chapada mine located 270 kilometres northwest of Brasília in Goiás State, Brazil (“Chapada” or the “Chapada Mine”). Under the terms of the Lundin Mining copper stream, Sandstorm has agreed to purchase, for ongoing per pound cash payments equal to 30% of the spot price of copper, an amount of copper from the Chapada Mine equal to:

•	4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until the mine has delivered 39 million pounds of copper to Sandstorm; then

•	3.0% of the copper produced until, on a cumulative basis, the mine has delivered 50 million pounds of copper to Sandstorm; then

•	1.5% of the copper produced thereafter, for the life of the mine.

4	2023 First Quarter Report

Management’s Discussion & Analysis

Based on the cumulative pounds of copper purchased to-date, the Company’s current copper entitlement is 4.2%.

Chapada has been in production since 2007 and is a relatively low-cost South American copper-gold operation. The ore is treated through a flotation plant with processing capacity of 24 million tonnes (“Mt”) of ore per annum. In October 2019, an updated technical report was filed which outlines production through 2050. For more information, visit the Lundin Mining website at www.lundinmining.com.

Antamina NPI	COMPAÑIA MINERA ANTAMINA S.A.

The Company has a 1.66% net profits interest (“NPI” or “Antamina NPI”) on production from the Antamina open-pit copper mine located in the Andes Mountain range of Peru, 270 kilometres north of Lima (“Antamina” or the “Antamina Mine”). It is the world’s third-largest copper mine on a copper equivalent (“CuEq”) basis, producing approximately 560,000 CuEq tonnes per annum. Antamina has been in consistent production since 2001, including a throughput expansion completed in 2012 to the mine’s current operating capacity of 145,000 tonnes per day. In addition to copper, Antamina is also a significant zinc and silver producer. The mine is operated by Compañia Minera Antamina S.A., a top-tier operator jointly owned by the subsidiaries of major stakeholders BHP Billiton plc (33.75%), Glencore plc (33.75%), Teck Resources Limited (22.5%), and Mitsubishi Corporation (10%).

Antamina contains Resources that support a multi-decade mine life producing high-grade copper. The mine’s Measured and Indicated Mineral Resources, inclusive of Reserves, total 888.6 million tonnes at 0.86% copper, 0.67% zinc, and 11.2 grams per tonne silver. Mineral Reserves total 282.2 million tonnes at 0.94% copper, 0.63% zinc and 9.7 grams per tonne silver, which are constrained by current tailings capacity. Reserves are expected to be expanded once additional tailings capacity is confirmed. Both Mineral Reserves and Resources are effective as of December 31, 2022 (cut-off grade unavailable). Sandstorm expects that significant Resource conversion is likely as Antamina completes its studies on additional tailings capacity. Several Pre-Feasibility level tailings studies are underway focused on potential long-term solutions. For more information, visit the Teck website at www.teck.com.

Subject to the sale of the 1.66% Antamina NPI to Horizon Copper as described in the “Horizon Copper and Other” section below, Sandstorm will receive silver ounces equal to 1.66% of all silver production from the Antamina mine with ongoing payments equal to 2.5% of the silver spot price. In addition, Sandstorm will retain a 0.55% Antamina NPI (paid net of the Antamina silver stream servicing commitments).

The asset operates in the first cost quartile of copper mines. The NPI is paid by a Canadian affiliate of Teck Resources Limited (“Teck”) and is guaranteed by Teck. Since 2006, the 1.66% NPI has paid between $7–$42 million per year, with an average annual payment of approximately $19 million; the NPI payment was approximately $42 million in 2021 and $25 million in 2022.

2023 First Quarter Report	5

Management’s Discussion & Analysis

Vale Royalties	VALE S.A.

Sandstorm holds a diverse package of royalties on several of Vale S.A.’s (“Vale”) assets located in Brazil. These royalties provide holders with life of mine net sales royalties on seven producing mines and several exploration properties covering a total area of interest of 15,159 square kilometres (the “Vale Royalties” or the “Vale Royalty Package”). Sandstorm’s attributable portion of the Vale Royalty Package is approximately as follows:

•	Copper and Gold

–	0.03% net sales royalty on the Sossego copper-gold mine; and

–	0.06% net sales royalty on copper and gold and a 0.03% net sales royalty on all other minerals from certain assets.

•	Iron Ore

–	0.05% net sales royalty on iron ore sales from the Northern System; and

–	0.05% net sales royalty on iron ore sales from a portion of the Southeastern System (subject to certain thresholds described below).

•	Other

–	0.03% of net sales proceeds in the event of an underlying asset sale on certain assets.

Vale is one of the world’s largest low-cost iron mining companies, contributing approximately 15% of global iron ore supply. Vale’s iron ore production is in the first quartile of the cost curve and the Northern and Southeastern Systems have reserve weighted mine lives of 30 years.

NORTHERN SYSTEM

The Northern System is comprised of three mining complexes: Serra Sul, Serra Norte, and Serra Leste located in the Carajas District. In 2020, the Northern System produced 192 Mt of iron ore. Production capacity was 206 Mt at the end of 2020. Vale is currently executing plans to increase the Northern System’s production capacity to a long-term target of 240 Mt per annum, which would be achieved via the approved expansion at Serra Sul and other growth projects. In addition, Vale continues to study a number of additional growth projects at the pre-feasibility or definitive feasibility study level which could enhance production from Sandstorm’s royalty grounds.

Mining commenced in 1984 at Serra Norte and, based on current Mineral Reserves, is currently expected to run through the late-2030s. Mining at Serra Leste and Serra Sul began production in 2014 and 2016, respectively and both systems are expected to produce beyond the mid-2050s.

6	2023 First Quarter Report

Management’s Discussion & Analysis

SOUTHEASTERN SYSTEM

The Southeastern System is comprised of three mining complexes: Itabira, Minas Centrais, and Mariana located in Minas Gerais. These complexes will start contributing to the Vale Royalties once a cumulative sales threshold of 1.7 billion tonnes of iron ore has been reached, which Vale most recently estimated would occur in 2024 or 2025. Sandstorm estimates that approximately 70% of iron sales from the Southeastern System are covered by the Vale Royalties.

Blyvoor Gold Stream	BLYVOOR GOLD (PTY) LTD.

The Company has a Gold Stream on Blyvoor Gold (Pty) Ltd.’s underground Blyvoor gold mine located on the Witwatersrand gold belt, South Africa (“Blyvoor” or the “Blyvoor Mine”). Under the terms of the Gold Stream, until 300,000 ounces have been delivered (“Initial Blyvoor Delivery Threshold”), Blyvoor Gold (Pty) Ltd. will deliver 10% of gold production until 16,000 ounces have been delivered in the calendar year, then 5% of the remaining production for that calendar year. Following the Initial Blyvoor Delivery Threshold, Sandstorm will receive 0.5% of gold production on the first 100,000 ounces in a calendar year until a cumulative 10.32 million ounces of gold have been produced. Under the agreement, Sandstorm will make ongoing cash payments of $572 per ounce of gold delivered.

The Blyvoor Mine, which commenced production in 1942, is situated in a prolific gold mining area within the Carletonville Goldfield. The region hosts a number of well-established gold mines and is well serviced by all amenities. The mine is located approximately 14 kilometres from the town of Carletonville, Gauteng Province, and about 80 kilometres from Johannesburg, a major metropolitan centre. In June 2021, an updated National Instrument 43-101 Technical Report was filed on the Blyvoor Mine outlining a 22-year mine life with 5.5 million ounces of gold in Proven and Probable Mineral Reserves (18.84 million tonnes at 9.09 grams per tonne gold) and 11.37 million ounces of gold in Measured and Indicated Mineral Resources (50.08 million tonnes at 7.06 grams per tonne gold) inclusive of Mineral Reserves (cut-off grade of 479 centimetre-grams per tonne and 300 centimetre-grams per tonne, respectively). The current processing plant has a capacity of 1,300 tonnes per day.

Based on Sandstorm’s review of current operating plans at Blyvoor, the Company is budgeting for long-term production rates of 60,000 to 80,000 ounces of gold per annum, based on conventional mining methods.

2023 First Quarter Report	7

Management’s Discussion & Analysis

Other Producing Assets

Houndé Royalty	ENDEAVOUR MINING CORPORATION

The Company has a 2% net smelter returns royalty (“NSR”) based on the production from the Houndé gold mine located in Burkina Faso, West Africa (“Houndé” or the “Houndé Mine”) which is owned and operated by Endeavour Mining Corporation (“Endeavour”).

The royalty covers the Kari North and Kari South tenements (the “Houndé Tenements”), representing approximately 500 square kilometres of the Houndé property package. The Houndé Tenements host a Proven and Probable Mineral Reserve containing 2.1 million ounces of gold within 39.2 million tonnes of ore with an average grade of 1.7 grams per tonne gold. This Reserve is based on an economic cut-off grade of 0.5 grams per tonne gold. The Reserve Estimate is effective as of December 31, 2019 and includes the Vindaloo deposit, Kari West, stockpiles and the Bouéré deposit.

Houndé is an open-pit gold mine with a 4.0 million tonne per year processing plant using a gravity circuit and a carbon-in-leach plant. Endeavour announced an updated Inclusive Resource on November 12, 2020, which includes 3.3 million ounces of Measured and Indicated Resources contained in 61.6 million tonnes of ore with an average grade of 1.75 grams per tonne gold and 0.45 million ounces of Inferred Resources contained in 7.6 million tonnes of ore with an average grade of 1.9 grams per tonne gold at the Vindaloo, Kari Center, Kari Gap, Kari South, Kari West, Bouéré and stockpile areas combined, all of which are included within the Houndé Tenements (based on a 0.5 grams per tonne cut-off grade). On January 17, 2022, Endeavour announced Mineral Resource additions at Kari Center-Gap-South of 262,000 ounces of Measured and Indicated Resources contained in 18.9 million tonnes of ore with an average grade of 1.28 grams per tonne gold and at Vindaloo South of 11,000 ounces of Indicated Resources contained in 0.2 million tonnes of ore with an average grade of 1.41 grams per tonne gold (based on a 0.5 grams per tonne gold cut-off grade). See www.endeavourmining.com for more information.

Aurizona Gold Royalty	EQUINOX GOLD CORP.

The Company has a 3%–5% sliding scale NSR on the production from Equinox Gold Corp.’s (“Equinox Gold”) open-pit Aurizona mine, located in Brazil (“Aurizona” or the “Aurizona Mine”) which achieved commercial production in 2019. At gold prices less than or equal to $1,500 per ounce, the royalty is a 3% NSR. At gold prices between $1,500 and $2,000 per ounce, the royalty is a 4% NSR. At gold prices above $2,000 per ounce, the royalty is a 5% NSR. The royalty is calculated based on sales for the month and the average monthly gold price. In addition, Sandstorm holds a 2% NSR on Equinox Gold’s greenfields exploration ground. At any time prior to the commencement of commercial production at the greenfields exploration ground, Equinox Gold can purchase one-half of the greenfields NSR for a cash payment of $10 million.

8	2023 First Quarter Report

Management’s Discussion & Analysis

On September 20, 2021, Equinox Gold announced a positive Pre-Feasibility Study for an expansion to the Aurizona mine through the development of an underground mine which could be operated concurrently with the existing open-pit mine and is subject to the Company’s 3%–5% sliding scale NSR. The assessment outlines total production of 1.5 million ounces of gold over an 11-year mine life and includes estimated Proven and Probable Mineral Reserves of 1.66 million ounces of gold (contained in 32.3 million tonnes at 1.6 grams per tonne gold with a cut-off grade of 0.35–0.47 grams per tonne for open-pit and 1.8 grams per tonne gold for underground) with an expected average annual production of 137,000 ounces. The Pre-Feasibility Study also includes an updated Mineral Resource estimate whereby the total Measured and Indicated Resources (exclusive of Reserves) increased to an estimated 868,000 ounces contained in 18.1 million tonnes at 1.5 grams per tonne gold (cut-off grade of 0.3 grams per tonne for open-pit and 1.0 grams per tonne for underground Resources). For more information refer to www.equinoxgold.com.

Fruta del Norte Royalty	LUNDIN GOLD INC.

The Company has a 0.9% NSR on the precious metals produced from Lundin Gold Inc.’s (“Lundin Gold”) Fruta del Norte gold mine located in Ecuador (“Fruta del Norte” or “Fruta del Norte Mine”), which commenced commercial production in February 2020.

The royalty covers approximately 646 square kilometres, including all 29 mining concessions held by Lundin Gold. The Fruta del Norte Mineral Reserve contains an estimated 5.02 million ounces of gold in 17.98 million tonnes of ore with an average grade of 8.7 grams per tonne, as of December 31, 2022, ranking it amongst the highest-grade gold projects in the world (based on cut-off grade of 4.2 grams per tonne and 5.0 grams per tonne depending on mining method). Lundin Gold announced that it had completed a plant expansion which increased the mill’s throughput from 3,500 tonnes per day to 4,200 tonnes per day. See www.lundingold.com for more information.

In 2022, Lundin Gold completed approximately 26,200 metres of near-mine and regional exploration drilling within the area of interest of the Company’s royalty with a focus on expanding the Fruta del Norte mineral resource and testing several unexplored targets near the mine site. For 2023, Lundin Gold expects to drill at least 15,500 metres within its near-mine exploration program. Additionally, Lundin Gold has budgeted for 12,500 metres of regional exploration drilling in 2023, with the objective of identifying another Fruta del Norte deposit within the 16 kilometre-long Suarez Pull-Apart Basin.

2023 First Quarter Report	9

Management’s Discussion & Analysis

Caserones Royalty	JX NIPPON MINING AND METALS CORPORATION

The Company holds an effective 0.63% NSR (at copper prices above $1.25 per pound) on the production from the Caserones open-pit mine located in the Atacama region of Chile (the “Caserones Mine”), owned and operated by SCM Minera Lumina Copper Chile SpA (“SCM”), which is indirectly owned by JX Nippon Mining & Metals Corporation (“JX Nippon”). Lundin Mining recently announced that it has entered into a binding purchase agreement with JX Nippon to acquire fifty-one percent of the issued and outstanding equity of SCM.

The Caserones Mine has over five years of operational history. In 2020, the Caserones Mine produced 127,000 tonnes of copper and 2,453 tonnes of molybdenum. The mine benefits from a significant historical investment of $4.2 billion, well-established infrastructure and is expected to produce significant volumes of copper and molybdenum over the long-term.

Santa Elena Gold Stream	FIRST MAJESTIC SILVER CORP.

The Company has a Gold Stream to purchase 20% of the life of mine gold produced from First Majestic Silver Corp.’s (“First Majestic”) open-pit and underground Santa Elena mine, located in Mexico (the “Santa Elena Mine”), for a per ounce cash payment equal to the lesser of $478 and the then prevailing market price of gold.

The Santa Elena Mine was successfully transitioned from an open-pit heap leach operation to an underground mining and milling operation and commercial production for the 3,000 tonne per day processing plant was declared in 2014. On November 24, 2021, First Majestic released an updated Technical Report for the Santa Elena Mine. The updated mine plan incorporates production from both the Santa Elena Mine and the nearby Ermitaño project, the latter of which is not subject to the Company’s Gold Stream.

Mercedes Precious Metal Streams	BEAR CREEK MINING CORPORATION

The Company holds a silver stream and a Gold Stream on Bear Creek Mining Corporation’s (“Bear Creek”) producing Mercedes gold-silver mine in Sonora, Mexico (“Mercedes” or the “Mercedes Mine”).

Gold Stream: The Company has a Gold Stream to purchase 25,200 ounces of gold over a 3.5 year period (the “Fixed Delivery Term”) beginning in April 2022 and thereafter 4.4% of the gold produced from Mercedes Mine. During the Fixed Delivery Term, Sandstorm will make ongoing per ounce cash payment equal to 7.5% of the spot price of gold. After the receipt of the fixed deliveries, the ongoing per ounce cash payment will increase to 25% of the spot price of gold. In addition, the Company is entitled to receive, without any additional cash payment, approximately 1,000 gold ounces quarterly (subject to adjustment based on the prevailing gold price) through the third quarter of 2023.

10	2023 First Quarter Report

Management’s Discussion & Analysis

Silver Stream: The Company also has a silver stream entitling it to receive 75,000 silver ounces per quarter until 1.2 million ounces have been delivered; after which, Sandstorm is entitled to receive 100% of the silver production from Mercedes until an additional 1.2 million ounces have been delivered, after which the entitlement declines to 30%. The deliveries under the stream are subject to ongoing per ounce cash payments of 20% of the spot price of silver.

The Mercedes district has been the focus of mining activities dating back to the 1880s. Commercial production commenced at the Mercedes Mine in 2011 and the mine has produced over 800,000 ounces of gold. The Mercedes mill has a current capacity of 2,000 tonnes per day, with gold recoveries averaging approximately 95% over the past five years. Proven and Probable Reserves as of December 2021 totaled 2.2 million tonnes grading 3.75 grams per tonne gold and 29.0 grams per tonne silver, containing 267,000 ounces of gold and 2.07 million ounces of silver (based on a 2.1 grams per tonne gold cut-off grade, except Diluvio which is based on a 2.0 grams per tonne gold cut-off grade).

Vatukoula Gold Stream	VATUKOULA GOLD MINES PTE LIMITED

In November 2022 for cash consideration of $15.9 million, Sandstorm agreed to decrease the deliveries owed under the gold purchase agreement by approximately 45%. Accordingly, under the amended Gold Stream, the Company has agreed to purchase 11,022 ounces of gold over a 4.5 year period beginning in January 2023 (the “Fixed Delivery Period”) and thereafter 1.2%–1.4% of the gold produced from Vatukoula Gold Mines PTE Limited’s (“VGML”) underground gold mine located in Fiji (“Vatukoula” or the “Vatukoula Mine”) for ongoing per ounce cash payment equal to 20% of the spot price of gold. In addition to the Gold Stream, Sandstorm holds an effective 0.21% NSR on certain prospecting licenses plus a five-kilometre area of interest.

The Fixed Delivery Period began in January of 2023 and entitles Sandstorm to receive 1,320 ounces of gold per year, increasing to 2,772 ounces of gold per year during the final 3.5 years of the Fixed Delivery Period. After which, Sandstorm will receive a variable proportion of gold produced from the Vatukoula Mine for the life of the mine.

The Vatukoula Mine has produced more than seven million ounces of gold over the last 85 years. Since 2013, annual mine production has averaged 30,000–40,000 ounces per year.

Relief Canyon Gold Stream	AMERICAS GOLD AND SILVER CORPORATION

The Company has a precious metal Stream on the Relief Canyon gold project in Nevada, U.S.A. (“Relief Canyon” or the “Relief Canyon Mine”), which is owned and operated by Americas Gold and Silver Corporation (“Americas Gold”). Under the terms of the Stream, Sandstorm is entitled to receive 33,810 ounces of gold over a 5.75 year period which began in the second quarter of 2020 (the “Fixed

2023 First Quarter Report	11

Management’s Discussion & Analysis

Deliveries”). After receipt of the Fixed Deliveries, the Company has agreed to purchase 4% of the gold and silver produced from the Relief Canyon Mine for ongoing per ounce cash payments equal to 30%–65% of the spot price of gold or silver, with the range dependent on the concession’s existing royalty obligations. In addition, Sandstorm will also receive a 1.4%–2.8% NSR on the area surrounding the Relief Canyon mine.

Americas Gold may elect to reduce the 4% Stream and NSR on the Relief Canyon Mine by delivering 4,840 ounces of gold to Sandstorm (the “Purchase Option”). The Purchase Option may be exercised by Americas Gold at any time and is subject to a 10% annual premium. Upon exercising the Purchase Option, the 4% Stream will decrease to 2% and the NSR will decrease to 1%.

In January 2021, Americas Gold announced that it had achieved commercial production at the Relief Canyon Mine. Since then, the ramp up of operations has been challenging and the operation has proceeded with run-of-mine heap leaching with continued efforts to resolve metallurgical challenges. The mine is located in Nevada, U.S.A. at the southern end of the Pershing Gold and Silver Trend, which hosts other projects such as Coeur Mining Inc.’s Rochester mine.

Diavik Diamond Royalty	RIO TINTO PLC

The Company has a 1% gross proceeds royalty based on the production from the Diavik mine located in Lac de Gras, Northwest Territories, Canada (“Diavik” or the “Diavik Mine”) which is owned and operated by Rio Tinto PLC (“Rio Tinto”).

The Diavik Mine is Canada’s largest diamond mine. The mine began producing diamonds in January 2003 and has since produced more than 100 million carats from four kimberlite pipes (A154 South, A154 North, A418 and A21).

Black Fox Gold Stream	MCEWEN MINING INC.

The Company has a Gold Stream to purchase 8% of the life of mine gold produced from McEwen Mining Inc.’s (“McEwen”) open-pit and underground Black Fox mine, located in Ontario, Canada (the “Black Fox Mine”), and 6.3% of the life of mine gold produced from McEwen’s Black Fox Extension, which includes a portion of McEwen’s Pike River concessions, for a per ounce cash payment equal to the lesser of $589 and the spot price of gold.

The Black Fox Mine began operating as an open-pit mine in 2009 (depleted in 2015) and transitioned to underground operations in 2011. McEwen continues to invest in an exploration program which includes surface and underground drilling.

12	2023 First Quarter Report

Management’s Discussion & Analysis

Bonikro Gold Stream	ALLIED GOLD CORP.

The Company has a Gold Stream on Allied Gold Corp.’s (“Allied”) Bonikro gold mine located in Côte d’Ivoire (“Bonikro” or the “Bonikro Mine”). Under the terms of the Gold Stream, Allied will deliver 6% of gold produced at the mine until 39,000 ounces of gold are delivered, then 3.5% of gold produced until a cumulative 61,750 ounces of gold have been delivered, then 2% thereafter. Under the agreement, Sandstorm will make ongoing cash payments of $400 per ounce of gold delivered.

The Bonikro Mine is a producing gold-silver mine located approximately 67 kilometres south of Yamassoukro, the political capital of Côte d’Ivoire, and approximately 240 kilometres northwest from Abidjan, the commercial capital of the country. The operation consists of two primary areas: the Bonikro mining license and the Hiré mining license. Gold has been produced from the Bonikro open-pit and through the Bonikro carbon-in-leach plant since 2008 with over 1.0 million ounces having been produced.

CEZinc Stream	GLENCORE CANADA CORPORATION

The Company has a zinc stream to purchase 1.0% of the zinc processed at the Canadian Electrolytic Zinc (“CEZinc”) smelter located in Quebec, Canada until the later of June 30, 2030 or delivery of 68 million pounds zinc, for ongoing per pound cash payments of 20% of the average quarterly spot price of zinc. The smelter is owned and operated by a wholly-owned subsidiary of Glencore Canada Corporation (“GCC”).

CEZinc is situated on the St. Lawrence Seaway along major transportation networks that connect the processing facility to its end markets in the United States and Canada. The required permits from the government of Quebec have been received. In 2022, GCC completed a cellhouse maintenance shutdown of the smelter to proactively repair numerous cells and conduct a cell-by-cell integrity assessment, with these efforts expected to stabilize near-term operating conditions. Longer-term, GCC is evaluating opportunities to replace all cells in the cellhouse to further stabilize and improve operating conditions.

Gualcamayo Royalty	MINEROS S.A.

The Company has several royalties on the Gualcamayo gold mine (the “Gualcamayo Mine”) which is located in San Juan province, Argentina and is owned and operated by Mineros S.A. (“Mineros”). The Gualcamayo Mine is an open-pit, heap leach operation. Mineros is a Latin American gold producer with operations in Argentina, Colombia, and Nicaragua. The Company holds the following royalties and contractual interests associated with the property: (i) a 1% NSR on the producing Gualcamayo Mine; (ii) a 2% NSR based on the production from the oxides, excluding the first 396,000 ounces of gold contained in product produced from the non-deep carbonates component on certain surrounding ground; (iii) 1.5% NSR on production from the deep carbonates project, and (iv) a $30 million milestone payment due on commencement of commercial production from the deep carbonates project.

2023 First Quarter Report	13

Management’s Discussion & Analysis

Highland Valley Copper NPI	TECK RESOURCES LTD.

The Company holds a 0.5% NPI on the Highland Valley Copper operations (“HVC”) located in British Columbia, Canada and owned and operated by Teck. HVC has been in production since 1962 and produces both copper and molybdenum concentrates. Teck has guided for 2023 to 2025 copper production of 110,000-170,000 tonnes per year, with 2023 expected to be at the lower end of the range followed by increased production in 2024 and 2025. Teck continues to evaluate the Highland Valley Copper 2040 Project, which would extend the mine life to at least 2040, through an extension of the existing site infrastructure.

Karma Gold Stream	NÉRÉ MINING

The Company has a Gold Stream which entitles it to purchase 1.625% of the gold produced from the open-pit heap leach Karma gold mine located in Burkina Faso, West Africa (“Karma” or the “Karma Mine”) for ongoing per ounce cash payment equal to 20% of the spot price of gold. The Gold Stream is syndicated 75% and 25% between Franco-Nevada Corp. and Sandstorm, respectively.

Thunder Creek Royalty	PAN AMERICAN SILVER CORP.

The Company has a 1% NSR on the gold produced from the Thunder Creek and 144 properties (“Thunder Creek” or the “Thunder Creek Mine”) which are part of the Timmins West mine complex in Ontario, Canada which is owned and operated by Pan American Silver Corp. Thunder Creek is an underground mine that has been in production since 2010 and has produced more than 500,000 ounces of gold.

Mine Waste Solutions Royalty	HARMONY GOLD MINING COMPANY LIMITED

The Company has a 1% NSR on the gold produced from Mine Waste Solutions tailings recovery operation (“MWS”) which is located near Stilfontein, South Africa, and is owned and operated by Harmony Gold Mining Company Limited. MWS is a gold and uranium tailings recovery operation. The operation re-processes multiple tailings dumps in the area through three production modules, the last of which was commissioned in 2011.

14	2023 First Quarter Report

Management’s Discussion & Analysis

HM Claim Royalty	AGNICO EAGLE MINES LIMITED

The Company has a 2% NSR on a part of the Macassa mine complex located in Kirkland Lake, Ontario, Canada (“HM Claim”), which is owned and operated by Agnico Eagle Mines Limited. The Kirkland Lake mining camp has been a prolific gold producer since mining began there in 1914. The HM Claim is an area that hosts the easterly extension of the south mine complex and is located southeast of the #2 shaft at the Macassa mine.

Development Assets

Hod Maden Gold Stream	HORIZON COPPER CORP.

The Company has a Gold Stream, payable by Horizon Copper, on the Hod Maden gold-copper project, which is located in Artvin Province, northeastern Türkiye (the “Hod Maden Project” or “Hod Maden”). SSR Mining Inc. (“SSR Mining”) recently announced that it had reached an agreement with Lidya Madencilik Sanayi ve Ticaret A.S. (“Lidya”) whereby SSR Mining will acquire up to a 40% operating interest in Hod Maden and assume operational control of the project. Assuming the terms of the earn-in milestone payments of the agreement are fulfilled, SSR Mining will hold a 40% operating interest in Hod Maden, with the remaining passive ownership held by Lidya (30%) and Horizon Copper (30%).

SSR Mining has significant experience in Türkiye and its project development team, which successfully delivered the Çöpler sulfide expansion project on time and under budget, provides in-country synergies, and builds on a long-standing and strong joint venture partnership with Lidya in Türkiye.

Under the terms of the Hod Maden Gold Stream, Sandstorm has agreed to purchase 20% of all gold produced from Hod Maden (on a 100% basis) for ongoing per ounce cash payments equal to 50% of the spot price of gold until 405,000 ounces of gold are delivered. Sandstorm will then receive 12% of the gold produced for the life of the mine for ongoing per ounce cash payments equal to 60% of the spot price of gold. In addition to the Gold Stream, Sandstorm also holds a 2% NSR on Hod Maden.

In November 2021, a Feasibility Study was released. The results demonstrate a Proven and Probable Mineral Reserve of 2.5 million ounces of gold and 129,000 tonnes of copper being mined over a 13-year mine life (8.7 million tonnes at 8.8 grams per tonne gold and 1.5% copper or 11.1 grams per tonne gold equivalent using NSR base cut-off grades). The study projects a pre-tax net present value (5% discount rate) of $1.3 billion and an internal rate of return of 41%. For more information refer to www.horizoncopper.com.

2023 First Quarter Report	15

Management’s Discussion & Analysis

With the approval of the Environmental Impact Assessment, the release of the Feasibility Study and the receipt of all major permits (with the award of the final permit from the Ministry of Forestry in 2022), Hod Maden moved into the next stage of development including securing project debt financing and initiating long-lead construction items. Upon the closing of the agreement, SSR Mining will continue early-works construction activities at Hod Maden with its development team mobilizing to site immediately. Early works activities for 2023 are to focus on site access and earthworks. SSR Mining will assume the project finance process that is currently underway while working to advance Hod Maden to a full construction decision in 2024. SSR Mining anticipates commercial production to commence in 2027.

Platreef Gold Stream	IVANHOE MINES LTD.

The Company has a Gold Stream on the Platreef project located in South Africa (“Platreef”), which is majority owned and operated by Ivanhoe Mines Ltd. (“Ivanhoe”). Under the terms of the Stream, Sandstorm is entitled to purchase 37.5% of payable gold produced from Platreef until 131,250 gold ounces have been delivered, 30% until an aggregate of 256,980 ounces of gold are delivered and 1.875% thereafter, as long as certain conditions are met. The Gold Stream will be based on all recovered gold from Platreef, subject to a fixed payability factor of 80% and is subject to ongoing cash payments of $100 per ounce of gold until 256,980 ounces have been delivered, and then 80% of the spot price of gold for each ounce delivered thereafter.

Platreef is a development stage project that contains an underground deposit of thick, high-grade platinum group elements and nickel-copper-gold mineralization. It currently ranks as one of the largest precious metal deposits under development and has the potential to be one of the industry’s largest and lowest-cost primary platinum group metals producers.

Greenstone Gold Stream	EQUINOX GOLD CORP.

The Company has a Gold Stream on the Greenstone gold project located in the Geraldton-Beardmore district of western Ontario, Canada (the “Greenstone Project” or “Greenstone”). The project is jointly owned by Equinox Gold (60%) and Orion Mine Finance (40%). Under the terms of the Gold Stream, Sandstorm has agreed to purchase 2.375% of the gold produced from the property, until 120,333 ounces of gold have been delivered, then 1.583% thereafter, for an ongoing per ounce cash payment of 20% of the spot price of gold. Additional ongoing payments of $30 per gold ounce will fund mine-level environmental and social programs.

A Feasibility Study was released in December 2020 outlining the design of an open-pit mine producing more than five million ounces over an initial 14-year mine life. In May 2023, Equinox Gold announced that the project was approximately 73% complete including detailed engineering (100% complete), procurement (83% complete), and construction (65% complete). Pre-production mining activities commenced ahead of schedule in September 2022 and the project remains on track to pour gold in the first half of 2024.

16	2023 First Quarter Report

Management’s Discussion & Analysis

Hugo North Extension & Heruga Stream	ENTRÉE RESOURCES LTD.

The Company has a precious metals Stream with Entrée Resources Ltd. to purchase an amount equal to 5.62% and 4.26%, respectively, of the gold and silver produced from the Hugo North Extension and Heruga deposits located in Mongolia, (the “Hugo North Extension” and “Heruga”, respectively) for per ounce cash payments equal to the lesser of $220 per ounce of gold and $5 per ounce of silver and the then prevailing market price of gold and silver, respectively. Additionally, Sandstorm has a copper stream to purchase an amount equal to 0.42% of the copper produced from Hugo North Extension and Heruga for per pound cash payments equal to the lesser of $0.50 per pound of copper and the then prevailing market price of copper.

The Company is not required to contribute any further capital, exploration, or operating expenditures to Entrée Resources.

The Hugo North Extension is a copper-gold porphyry deposit and Heruga is a copper-gold-molybdenum porphyry deposit. Both projects are located in the South Gobi Desert of Mongolia, approximately 570 kilometres south of the capital city of Ulaanbaatar and 80 kilometres north of the border with China. The Hugo North Extension and Heruga are part of the Oyu Tolgoi mining complex and are managed by Oyu Tolgoi LLC, a subsidiary of Rio Tinto PLC (the project manager) and the Government of Mongolia. Entrée Resources retains a 20% interest in the Hugo North Extension and Heruga.

In 2021, Entrée Resources announced the completion of an updated Feasibility Study on its interest in the Entrée/Oyu Tolgoi joint venture property. The updated report aligns Entrée Resource’s disclosure with that of other Oyu Tolgoi project stakeholders on development of the first lift of the underground mine. Entrée Resources further announced that optimization studies on Panel 1 are currently underway which have the potential to further improve Lift 1 economics for the Entrée/Oyu Tolgoi joint venture.

Robertson Royalty	BARRICK GOLD CORP.

The Company has a sliding scale NSR royalty on the Robertson development stage deposit part of the Cortez Mine Complex in Nevada (“Robertson”), jointly owned by Barrick (61.5%) and Newmont Corporation (“Newmont”) (38.5%). The NSR royalty ranges from 1.0% to 2.25% depending on the average quarterly gold price (within a range of $1,200 to $2,000 per ounce).

Robertson is currently being qualified by Barrick as an emerging tier two gold asset, defined by Barrick as an asset with a Reserve potential to deliver a minimum 10-year life, annual production of at least 250,000 ounces of gold and total cash costs per ounce of gold over the mine life that are in the lower half of the industry cost curve.

2023 First Quarter Report	17

Management’s Discussion & Analysis

El Pilar Royalty	SOUTHERN COPPER CORPORATION

The Company has a sliding scale gross returns royalty (“GRR”) on the El Pilar copper project located in Sonora, Mexico, (“El Pilar”) approximately 45 kilometres from Southern Copper Corporation’s (“Southern Copper”) Buenavista mine. Under the terms of the GRR, after 85 million pounds of copper have been produced, the Company is entitled to 1.0% GRR, increasing to a 2.0% GRR if Southern Copper defines Measured and Indicated Resources (inclusive of Reserves) greater than 3 billion pounds CuEq. The royalty further increases to a 3.0% GRR if Measured and Indicated Resources (inclusive of Reserves) exceeds 5 billion pounds CuEq.

Estimated Proven and Probable Reserves as of December 31, 2021 at El Pilar are 317 million tonnes of ore with an average copper grade of 0.25% (cut-off grade was determined based on metallurgical recovery and operating costs). Southern Copper anticipates that the project will operate as a conventional open-pit mine with annual production capacity of 36,000 tonnes of copper cathodes. Southern Copper currently anticipates production to start in 2024.

Horne 5 Royalty	FALCO RESOURCES LTD.

The Company holds a 2% NSR royalty on the Horne 5 deposit located in Quebec, Canada, (“Horne 5”) owned by Falco Resources Ltd. (“Falco Resources”).

An updated Feasibility Study, released in April 2021, envisions an underground operation producing approximately 320,000 gold equivalent ounces annually over a 15-year mine life. Proven and Probable Mineral Reserves are 80.9 million tonnes at an average grade of 1.44 grams per tonne gold, 14.14 grams per tonne silver, 0.17% copper, and 0.77% zinc with an effective date of August 26, 2017 (NSR cut-off grade of CAD55 per tonne).

Lobo-Marte Royalty	KINROSS GOLD CORPORATION

The Company has a 1.05% NSR on production, subject to a $40 million cap, from the Lobo-Marte project located in the Maricunga gold district of Chile (the “Lobo-Marte Project”) which is owned by Kinross Gold Corporation (“Kinross”).

In the fourth quarter of 2021, Kinross announced the results of a Feasibility Study for the Lobo-Marte Project. The study estimates a Probable Mineral Reserve of 6.7 million ounces contained in 160.7 million tonnes at an average grade of 1.3 grams per tonne gold with additional Indicated Resources of 2.4 million ounces contained in 99.4 million tonnes at an average grade of 0.7 grams per tonne gold and Inferred Resources of 0.4 million ounces contained in 18.5 million tonnes at an average grade of 0.75 grams per tonne gold. Kinross estimates a total life of mine production of approximately 4.7 million gold ounces during a 16-year mine life, which includes 14 years of mining followed by two years of residual processing. Reserves and Resources are estimated based on appropriate cut-off grades calculated using $1,200 per ounce gold prices. For more information refer to www.kinross.com.

18	2023 First Quarter Report

Management’s Discussion & Analysis

Agi Dagi & Kirazli Royalty	ALAMOS GOLD INC.

The Company has a $10 per ounce royalty based on the production from the Agi Dagi and the Kirazli gold development projects located in the Çanakkale Province of northwestern Türkiye (“Agi Dagi” and “Kirazli”, respectively) which are both owned by Alamos Gold Inc. (“Alamos Gold”). The royalty is payable by Newmont and is subject to a maximum of 600,000 ounces from Agi Dagi and a maximum of 250,000 ounces from Kirazli.

A 2017 Feasibility Study on Agi Dagi and a 2017 Feasibility Study on Kirazli contemplated both projects as stand-alone open-pit, heap leach operations. Under the respective studies, Agi Dagi is expected to produce an average of 177,600 ounces of gold per year over a six-year mine life while Kirazli is expected to produce an average of 104,000 ounces of gold per year over a five year mine life. For more information refer to www.alamosgold.com.

Mt. Hamilton Royalty	WATERTON PRECIOUS METALS FUND II CAYMAN, LP

The Company has a 2.4% NSR on the Mt. Hamilton gold project (the “Mt. Hamilton Project”). The Mt. Hamilton Project is located in White Pine County, Nevada, U.S.A. and is owned by Waterton Precious Metals Fund II Cayman, LP.

Horizon Copper and Other

Antamina NPI

Sandstorm has entered into an agreement with Horizon Copper to sell a portion of the 1.66% net profits interest on the Antamina copper mine in consideration for a silver stream, debt, equity, and cash (the “Horizon Antamina Agreement”).

The full consideration that Horizon will issue to Sandstorm under the agreement includes a $20 million cash payment as well as the following:

•	1.66% Antamina Silver Stream: Sandstorm will receive silver ounces equal to 1.66% of all silver production from the Antamina mine with ongoing payments equal to 2.5% of the silver spot price.

•	0.55% Antamina Royalty: Sandstorm will retain approximately one-third of the Antamina NPI, paid net of the Antamina silver stream servicing commitments.

2023 First Quarter Report	19

Management’s Discussion & Analysis

•

Debenture: Sandstorm will be issued a debenture in the amount of $152 million. The debenture will bear an interest rate of approximately 3% over a 10-year term. Principal repayments are subject to a cash sweep of the excess cash flow Horizon receives from the 1.66% Antamina NPI after the Antamina silver stream and Antamina residual royalty obligations are paid. Prepayment of the debenture can occur at any time prior to maturity without penalty.

•	Horizon Copper Shares: Sandstorm will be issued sufficient Horizon Copper shares to maintain its 34% equity interest.

The Horizon Antamina Agreement is expected to close in the first half of 2023.

Horizon Copper’s business intent is to actively grow its existing portfolio of assets, with a focus on copper assets. The two companies may partner together whereby Sandstorm purchases Streams on the precious metal by-products from the base metal project acquisitions made by Horizon. This transformative transaction provides Horizon Copper with the size and scale required to grow and diversify the company, further strengthening the strategic partnership opportunities with Sandstorm.

Other

Under the Company’s normal course issuer bid (“NCIB”), the Company is able, until April 10, 2024, to purchase up to 24.0 million Common Shares. The NCIB provides the Company with the option to purchase its Common Shares from time to time. During the three months ended March 31, 2023 and under the Company’s previous NCIB, the Company purchased and cancelled 148,400 Common Shares for $0.7 million.

20	2023 First Quarter Report

Management’s Discussion & Analysis

Summary of Quarterly Results

Quarters Ended

In $000s (except for per share and per ounce amounts)	Mar. 31, 2023	Dec. 31, 2022	Sep. 30, 2022	Jun. 30, 2022

Total revenue	$43,979	$38,448	$38,951	$35,968

Attributable Gold Equivalent ounces[1]	28,368	21,753	22,606	19,276

Sales	$26,406	$27,680	$24,315	$23,805

Royalty revenue	17,573	10,768	14,636	12,163

Average realized gold price per ounce from the Company’s Gold Streams[1]	1,882	1,746	1,706	1,866

Average cash cost per attributable ounce[1]	230	253	323	273

Cash flows from operating activities	39,924	26,266	25,090	33,198

Net income (loss)	15,552	(2,068)	31,681	39,696

Net income (loss) attributable to Sandstorm shareholders	15,669	(2,358)	31,882	39,696

Basic income (loss) per share	0.05	(0.01)	0.13	0.21

Diluted income (loss) per share	0.05	(0.01)	0.13	0.20

Total assets	1,963,151	1,974,777	1,928,271	662,739

Total long-term liabilities	490,258	514,331	540,399	26,690

Dividends declared per share (CAD)	0.02	0.02	0.02	0.02

Dividends declared	4,415	4,388	4,560	2,984

Dividends paid	4,454	4,402	3,197	2,997

2023 First Quarter Report	21

Management’s Discussion & Analysis

In $000s (except for per share and per ounce amounts)	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021

Total revenue	$35,365	$29,821	$27,596	$26,446

Attributable Gold Equivalent ounces[1]	18,741	16,586	15,514	18,004

Sales	$22,015	$15,772	$16,879	$17,487

Royalty revenue	13,350	14,049	10,717	8,959

Average realized gold price per ounce from the Company’s Gold Streams[1]	1,887	1,798	1,779	1,796

Average cash cost per attributable ounce[1]	283	224	238	227

Cash flows from operating activities	22,362	19,505	17,914	19,998

Net income	9,141	7,395	6,622	8,636

Net income attributable to Sandstorm shareholders	9,141	7,395	6,622	8,636

Basic income per share	0.05	0.04	0.03	0.04

Diluted income per share	0.05	0.04	0.03	0.04

Total assets	624,561	620,858	640,920	648,741

Total long-term liabilities	24,705	20,873	17,425	14,342

Dividends declared per share (CAD)	0.02	0.02	–	–

Dividends declared	3,077	3,004	–	–

Dividends paid	3,041	–	–	–

1.	Refer to section on non-IFRS and other measures of this MD&A.

Attributable Gold Equivalent ounces1 Sales & Royalty Revenue Total Sales, Royalties, and Income from other interests1 Average realized gold price per ounce from the Company's Gold Streams 19,276oz $36.0M $1,866 Q2 22,606oz $39.0M $1,706 Q3 21,753oz $38.4M $1,746 Q4 28,368oz $44.0M $54.0M $1,882 Q1 2022 2023

1.	Refer to section on non-IFRS and other measures of this MD&A.

22	2023 First Quarter Report

Management’s Discussion & Analysis

Changes in sales, net income, and cash flows from operating activities from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of commodities, as well as acquisitions of Streams and royalty interests and the commencement of operations of mines under construction. For more information refer to the quarterly commentary below.

The Company’s operating segments for the three months ended

March 31, 2023 are summarized in the table below:

In $000s (except for ounces sold)	Product	Attributable Gold Equivalent ounces[1]	Sales and royalty revenues	Cost of sales excluding depletion	Depletion expense	Stream, royalty and other interests impairments	Contractual income from stream, royalty and other interests	Income (loss) before taxes	Cash flows from operating activities

Antamina[2]	Various	3,335	$6,277	$–	$2,834	$–	$–	$3,443	$3,227

Aurizona	Gold	1,131	2,128	–	117	–	–	2,011	2,278

Blyvoor	Gold	517	966	298	271	–	–	397	568

Bonikro	Gold	1,227	2,309	491	1,256	–	–	562	2,390

Caserones	Copper	651	1,815	–	1,738	–	–	77	1,181

Cerro Moro	Silver	3,867	7,277	2,183	2,876	–	–	2,218	5,094

Chapada	Copper	2,892	5,443	1,642	1,080	–	–	2,721	3,800

Diavik	Diamonds	553	1,042	–	599	–	–	443	1,292

Fruta del Norte	Gold	1,033	1,945	–	557	–	–	1,388	1,184

Houndé	Gold	727	1,369	–	459	–	–	910	917

Mercedes[3]	Various	2,283	4,282	437	2,572	–	–	1,273	5,916

Vale Royalties	Iron Ore	890	1,674	–	637	–	–	1,037	–

Vatukoula	Gold	330	628	124	317	–	–	187	504

Other[4]	Various	8,932	6,824	1,361	2,725	940	(10,000)	11,798	15,906

Corporate		–	–	–	–	–	–	(12,755)	(4,333)

Consolidated		28,368	$43,979	$6,536	$18,038	$940	$(10,000)	$15,710	$39,924

1.	Refer to section on non-IFRS and other measures of this MD&A.

2.	Royalty revenue from Antamina consists of $4.2 million from copper, $0.2 million from silver and $1.9 million from other base metals.

3.	Sales revenue from Mercedes consists of $4.2 million from gold and $0.1 million from silver.

4.

Includes revenue from gold of $5.2 million and other base metals of $1.6 million. Contractual income from stream, royalty and other interests includes a one-time contractual payment of $10.0 million received related to the Mt. Hamilton royalty.

2023 First Quarter Report	23

Management’s Discussion & Analysis

Q1 2023 Attributable Gold Equivalent Ounces by Asset Cerro Moro 3,867oz Antamina 3,335oz Chapada 2,892oz Mercedes 2,283oz Bonikro 1,227oz Aurizona 1,131oz Fruta del Norte 1,033oz Vale Royalties 890oz Hounde 727oz Caserones 651oz Diavik 553oz Blyvoor 517oz Vatukoula 330oz other 8,932oz Q1 2023 Attributable Gold Equivalent Ounces by Region North America Canada South America Other 10% 9% 41% 49%

The Company’s operating segments for the three months ended

March 31, 2022 are summarized in the table below:

In $000s (except for ounces sold)	Product	Attributable Gold Equivalent ounces[1]	Sales and royalty revenues	Cost of sales excluding depletion	Depletion expense	Stream, royalty and other interests impairments and Other	Income (loss) before taxes	Cash flows from operating activities

Aurizona	Gold	990	$1,869	$–	$97	$–	$1,772	$2,969

Cerro Moro	Silver	4,526	8,541	2,554	3,562	–	2,425	5,987

Chapada	Copper	3,247	6,126	1,839	1,082	–	3,205	4,287

Diavik	Diamonds	1,534	2,895	–	741	–	2,154	2,645

Fruta del Norte	Gold	881	1,662	–	620	–	1,042	1,113

Houndé	Gold	656	1,239	–	451	–	788	–

Relief Canyon	Gold	1,618	3,090	–	1,371	–	1,719	3,090

Vale Royalties	Iron Ore	1,605	3,028	–	725	–	2,303	–

Vatukoula	Gold	1,052	1,958	389	1,006	–	563	1,570

Other[2]	Various	2,632	4,957	513	1,456	165	2,823	4,167

Corporate		–	–	–	–	–	(4,927)	(3,466)

Consolidated		18,741	$35,365	$5,295	$11,111	$165	$13,867	$22,362

1.	Refer to section on non-IFRS and other measures of this MD&A.

2.

Includes revenue from gold of $3.6 million, other base metals of $0.9 million and copper of $0.5 million. Reportable segments that have not met the criteria for separate disclosure in the current period have been included in Other for the current and prior period.

24	2023 First Quarter Report

Management’s Discussion & Analysis

Three Months Ended March 31, 2023

Compared to the Three Months Ended

March 31, 2022

For the three months ended March 31, 2023, net income and cash flows from operating activities were $15.6 million and $39.9 million, respectively, compared with net income of $9.1 million and cash flows from operating activities of $22.4 million for the comparable period in 2022. The increase is partially attributable to an $8.6 million increase in revenue (described in greater detail below) as well as to a combination of factors including:

•	$10.0 million in other contractual income related to a one-time contractual payment from the Company’s Mt. Hamilton royalty; and

•	A $2.9 million increase in the gains recognized on the revaluation of the Company’s investments mostly driven by an increase in the fair value of the Horizon Copper debenture.

Partially offset by:

•	A $9.3 million increase in finance expense, primarily related to interest paid on the Revolving Facility, which was drawn down to finance acquisitions made in 2022; and

•	An $6.9 million increase in depletion expense partly driven by an increase in Attributable Gold Equivalent ounces[1] sold.

For the three months ended March 31, 2023, revenue was $44.0 million compared with $35.4 million for the comparable period in 2022. The increase is attributable to a 23% increase in Attributable Gold Equivalent ounces1 sold, excluding attributable ounces related to the Mt. Hamilton contractual payment which is included in Other Income and described above. In particular, the increase in revenue was driven by:

•	A $6.3 million increase in revenue attributable to the Antamina NPI, which was acquired in July 2022;

•

A $4.3 million increase in revenue attributable to the Mercedes Mine streams, which were acquired in April and August of 2022. Based on the timing of sales and shipments, 959 gold ounces were delivered by March 31, 2023 and were sold in the subsequent quarter;

•

A $2.4 million increase in revenue attributable to the Santa Elena Mine largely driven by an additional 1,279 gold ounces sold in the current quarter relative to the same quarter in 2022. The increase is partly due to the timing of sales, whereby, 578 gold ounces were delivered by March 31, 2022 and sold in the subsequent quarter; and

•	A $2.3 million increase in revenue attributable to the Bonikro Stream, which was acquired in August 2022.

2023 First Quarter Report	25

Management’s Discussion & Analysis

Partially offset by:

•

A $3.1 million decrease in revenue from the Company’s Relief Canyon Gold Stream primarily due to the timing of sales, whereby, 1,476 gold ounces were delivered by March 31, 2023 and sold in the subsequent quarter; and

•	A $1.9 million decrease in revenue attributable to the Diavik royalty, primarily related to timing of sales, production rates and diamond prices.

1.	Refer to section on non-IFRS and other measures of this MD&A.

Three Months Ended March 31, 2023

Compared to the Other Quarters Presented

For the three months ended March 31, 2023, revenue was $44.0 million. Attributable Gold Equivalent ounces1 sold have increased overall as a result of various assets acquired, including; (i) the acquisition of the BaseCore Metals LP stream and royalty package, which consists of nine royalties and one stream and was purchased during the three months ended September 30, 2022; (ii) the acquisition of Nomad Royalty Company Ltd. (“Nomad”) which consists of 20 royalties and streams and closed during the three months ended September 30, 2022; (iii) the acquisition of the Mercedes Gold Stream during the three months ended June 30, 2022; and (iv) the acquisition of the Vale Royalties which closed during the three months ended June 30, 2021. When comparing revenue for the three months ended March 31, 2023 with the other quarters presented, the following items impact comparability:

•

$4.3 million in revenue attributable to the Mercedes mine streams for the three months ended March 31, 2023, $7.0 million in revenue for the three months ended December 31, 2022, $5.7 million in revenue for the three months ended September 30, 2022, and $2.2 million in revenue for the three months ended June 30, 2022, which commenced making deliveries under the Gold Stream in April 2022, with Sandstorm also receiving deliveries in subsequent periods from the newly acquired assets that were a part of the Nomad acquisition;

•

$6.3 million in revenue attributable to the Antamina royalty for the three months ended March 31, 2023, $3.5 million in revenue for the three months ended September 30, 2022 and $0.8 million in revenue for the three months ended December 31, 2022, which was acquired in July 2022.

•

$2.3 million in revenue attributable to the Bonikro Stream for the three months ended March 31, 2023, $3.4 million in revenue for the three months ended December 31, 2022 and $1.8 million in revenue for the three months ended September 30, 2022, which was acquired in August 2022;

•

$1.0 million in revenue attributable to the Blyvoor Stream for the three months ended March 31, 2023, $1.7 million in revenue for the three months ended December 31, 2022 and $0.9 million in revenue for the three months ended September 30, 2022, which was acquired in August 2022;

•	Vale Royalties which were purchased in June 2021, and have since provided revenue of:

–	During the three months ended March 31, 2023, revenue of $1.7 million was recognized;

26	2023 First Quarter Report

Management’s Discussion & Analysis

–	During the three months ended December 31, 2022, revenue of $1.5 million was recognized;

–	During the three months ended September 30, 2022, revenue of $1.3 million was recognized;

–	During the three months ended June 30, 2022, revenue of $2.1 million was recognized;

–	During the three months ended March 31, 2022, revenue of $3.0 million was recognized;

–	During the three months ended December 31, 2021, revenue of $1.6 million was recognized;

–	During the three months ended September 30, 2021, revenue of $2.6 million was recognized; and

–	During the three months ended June 30, 2021, revenue of $0.2 million was recognized.

Partially offset by:

•	The Bracemac McLeod royalty discontinuing operations in the second half of 2022.

When comparing net income of $15.6 million and cash flow from operating activities of $39.9 million for the three months ended March 31, 2023, with net income and cash flow from operating activities for the other quarters presented, the following items impact comparability:

•	Depletion expense has largely increased since 2021, partially due to the overall increase in Attributable Gold Equivalent ounces[1] sold. The depletion recognized is as follows:

–	During the three months ended March 31, 2023, depletion of $18.0 million was recognized;

–	During the three months ended December 31, 2022, depletion of $19.6 million was recognized;

–	During the three months ended September 30, 2022, depletion of $18.0 million was recognized;

–	During the three months ended June 30, 2022, depletion of $11.0 million was recognized;

–	During the three months ended March 31, 2022, depletion of $11.1 million was recognized;

–	During the three months ended December 31, 2021, depletion of $8.4 million was recognized;

–	During the three months ended September 30, 2021, depletion of $8.6 million was recognized; and

–	During the three months ended June 30, 2021, depletion of $8.8 million was recognized.

•	A $24.9 million gain on disposal of the Hod Maden investment in associate recognized during the three months ended September 30, 2022.

•

A $22.9 million gain on disposal of Streams, royalties and other interests recognized during the three months ended June 30, 2022, primarily resulting from the sale of a portfolio of royalties to Sandbox Royalties Corporation.

•	A $12.5 million gain resulting from the sale of the Company’s equity interest in Entrée Resources to Horizon Copper during the three months ended June 30, 2022.

•	$10.0 million in contractual income from stream, royalty and other interests due to a contractual payment relating to the Mt. Hamilton royalty.

•

The recognition of $9.9 million in finance expense during the three months ended March 31, 2023 and $8.8 million during the three months ended December 31, 2022, primarily related to interest paid on the Revolving Facility which was drawn down in the third and fourth quarters of 2022 to finance the Nomad and BaseCore acquisitions.

•	A $5.9 million gain on the revaluation of the Company’s financial instrument related to the Vale Royalties which was both entered into and disposed of during the three months ended June 30, 2021.

2023 First Quarter Report	27

Management’s Discussion & Analysis

•

The Company recognized gains and losses with respect to the revaluation of its investments, which were partly driven by changes in the fair value of the Company’s debentures including the Americas Gold convertible debenture, and more recently, the Bear Creek and Horizon Copper debentures. These gains/losses were recognized as follows:

–	During the three months ended March 31, 2023, a gain of $3.1 million was recognized;

–	During the three months ended December 31, 2022, a gain of $0.5 million was recognized.

–	During the three months ended September 30, 2022, a gain of $1.9 million was recognized;

–	During the three months ended June 30, 2022, a loss of $0.8 million was recognized;

–	During the three months ended March 31, 2022, a gain of $0.2 million was recognized;

–	During the three months ended December 31, 2021, a loss of $0.2 million was recognized;

–	During the three months ended September 30, 2021, a gain of $0.2 million was recognized; and

–	During the three months ended June 30, 2021, a gain of $0.1 million was recognized.

1.	Refer to section on non-IFRS and other measures of this MD&A.

Change in Total Assets

Total assets decreased by $11.6 million from December 31, 2022 to March 31, 2023 as a result of (i) depletion expense; and (ii) the repayment of $22.5 million in debt outstanding on the Company’s Revolving Facility; partially offset by (i) cash flow from operating activities and (ii) gains on the revaluation of the Company’s investments. Total assets increased by $46.5 million from September 30, 2022 to December 31, 2022 as a result of additions to the Company’s Stream, royalty and other interests primarily as a result of the final deposit paid for the Greenstone Gold Stream in the period; partially offset by depletion expense. Total assets increased by $1,265.5 million from June 30, 2022 to September 30, 2022 as a result of (i) the BaseCore transaction; (ii) the Nomad acquisition; (iii) the sale of the Hod Maden investment in associate to Horizon Copper for a Stream on Hod Maden and other assets; and (iv) cash flow from operating activities; partially offset by depletion expense. As a result of the disposal of the Hod Maden interest, the Company reclassified the related cumulative currency translation adjustments of $149.5 million, which were recognized within accumulated other comprehensive income, into the income statement. Total assets increased by $38.2 million from March 31, 2022 to June 30, 2022 as a result of (i) cash flow from operating activities; (ii) the Sandbox transaction; and (iii) the sale of the Entrée Resources investment in associate to Horizon Copper; partially offset by (i) depletion expense and (ii) a decrease in the valuation of investments. Effective April 1, 2022, the Company reassessed the functional currency of the associate which holds the Hod Maden Project. The assessment was triggered by the forecasted expenditures of the associate, the currency driving those expenditures and the underlying transactions, events, and conditions of the entity. As a result of that assessment, it was determined the functional currency had changed from Turkish Lira to U.S. dollars. As a consequence, the depreciation or appreciation of the Turkish Lira,

28	2023 First Quarter Report

Management’s Discussion & Analysis

which was the functional currency of the entity that holds the Hod Maden Project, relative to the U.S. dollar, which is the presentation currency of Sandstorm Gold Ltd. did not have a material impact on the recognition of currency translations adjustments in other comprehensive income during the three months ended June 30, 2022. Total assets increased by $3.7 million from December 31, 2021 to March 31, 2022 as a result of (i) cash flow from operating activities; and (ii) an increase in the valuation of investments; partially offset by (i) a decrease in the Hod Maden interest due to the depreciation of the Turkish Lira, which was the functional currency of the entity that holds the Hod Maden interest, relative to the U.S. dollar; and (ii) depletion expense. The depreciation of the Turkish Lira, partially offset by the increase in the valuation of investments, were largely responsible for the losses recognized through other comprehensive income for the three months ended March 31, 2022. Total assets decreased by $20.1 million from September 30, 2021 to December 31, 2021 as a result of (i) repurchases of the Company’s shares in accordance with its normal course issuer bid; (ii) depletion expense; and (iii) a decrease in the Hod Maden interest due to the depreciation of the Turkish Lira; partially offset by cash flow from operating activities. The depreciation in the Turkish Lira as well as a decrease in the valuation of investments were largely responsible for the losses recognized through other comprehensive income for the three months ended December 31, 2021. Total assets decreased by $7.8 million from June 30, 2021 to September 30, 2021 as a result of (i) repurchases of the Company’s shares in accordance with its normal course issuer bid; (ii) depletion expense; (iii) a decrease in the valuation of investments; and (iv) a decrease in the Hod Maden interest due to the depreciation of the Turkish Lira; partially offset by cash flow from operating activities. The depreciation in the Turkish Lira as well as a decrease in the valuation of investments were largely responsible for the losses recognized through other comprehensive income for the three months ended September 30, 2021. Total assets increased by $10.1 million from March 31, 2021 to June 30, 2021 as a result of cash flow from operating activities partially offset by (i) a decrease in the Hod Maden interest due to the depreciation of the Turkish Lira; and (ii) depletion expense. The depreciation in the Turkish Lira as well as a decrease in the valuation of investments were largely responsible for the losses recognized through other comprehensive income for the three months ended June 30, 2021.

Non-IFRS and Other Measures

The Company has included, throughout this document, certain performance measures, including (i) Total Sales, Royalties and Income from other interests, (ii) Attributable Gold Equivalent ounce, (iii) average cash cost per Attributable Gold Equivalent ounce, (iv) cash operating margin and (v) cash flows from operating activities excluding changes in non-cash working capital. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS

2023 First Quarter Report	29

Management’s Discussion & Analysis

measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

i)

Total Sales, Royalties and Income from other interests is a non-IFRS financial measure and is calculated by taking total revenue which includes Sales and Royalty Revenue, and adding contractual income relating to Streams, royalties and other interests excluding gains and losses on dispositions. The Company presents Total Sales, Royalties and Income from other interests as it believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry. Figure 1.1 provides a reconciliation of Total Sales, Royalties and Income from other interests.

Figure 1.1

In $000s	Three Months Ended March 31, 2023	Three Months Ended March 31, 2022

Total Revenue	$43,979	$35,365

Add:

Contractual income from streams, royalties and other interests[1]	10,000	–

Equals:

Total Sales, Royalties, and Income from other interests	$53,979	$35,365

1.	During the three months ended March 31, 2023, the Company received a one-time contractual payment of $10.0 million relating to the Mt. Hamilton royalty included in Other Income.

ii)

Attributable Gold Equivalent ounce is a non-IFRS financial ratio that uses Total Sales, Royalties, and Income from other interests as a component. Attributable Gold Equivalent ounce is calculated by dividing the Company’s Total Sales, Royalties, and Income from other interests (described further in item i above), less revenue attributable to non-controlling interests for the period, by the average realized gold price per ounce from the Company’s Gold Streams for the same respective period. The Company presents Attributable Gold Equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. Figure 1.2 provides a reconciliation of Attributable Gold Equivalent ounce.

30	2023 First Quarter Report

Management’s Discussion & Analysis

  Figure 1.2

(In $000s) (except for ounces and per ounce amounts)	Three Months Ended March 31, 2023	Three Months Ended March 31, 2022

Total Sales, Royalties, and Income from other interests[1]	$53,979	$35,365

Less:

Revenue attributable to non-controlling interest	(590)	–

Total Sales, Royalties, and Income from other interests attributable to Sandstorm Gold Ltd. shareholders	$53,389	$35,365

Divided by:

Average realized gold price per ounce from the Company’s Gold Streams	1,882	1,887

Equals:

Total Attributable Gold Equivalent ounces	28,368	18,741

1.

Prior to March 31, 2022, total Attributable Gold Equivalent ounces was calculated by dividing the royalty and other commodity stream revenue, including adjustments for contractual payments received relating to those interests, for that period by the average realized gold price per ounce from the Company’s Gold Streams for the same respective period. These Attributable Gold Equivalent ounces when combined with the gold ounces sold from the Company’s Gold Streams equal total Attributable Gold Equivalent ounces sold. The change in the calculation of the measure did not result in a change to prior periods.

iii)

Average cash cost per Attributable Gold Equivalent ounce is calculated by dividing the Company’s cost of sales, excluding depletion by the number of Attributable Gold Equivalent ounces (described further in item ii above). The Company presents average cash cost per Attributable Gold Equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. Figure 1.3 provides a reconciliation of average cash cost of gold on a per ounce basis.

  Figure 1.3

(In $000s) (except for ounces and per ounce amounts)	Three Months Ended March 31, 2023	Three Months Ended March 31, 2022

Cost of Sales, excluding depletion[1]	$6,536	$5,295

Divided by:

Total Attributable Gold Equivalent ounces sold	28,368	18,741

Equals:

Average cash cost (per Attributable Gold Equivalent ounce)	$230	$283

1.	Cost of Sales, excluding depletion, includes cash payments made for Gold Equivalent ounces associated with commodity streams.

2023 First Quarter Report	31

Management’s Discussion & Analysis

iv)

Cash operating margin is calculated by subtracting the average cash cost per Attributable Gold Equivalent ounce from the average realized gold price per ounce from the Company’s Gold Streams. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

v)

Cash flows from operating activities excluding changes in non-cash working capital is a non-IFRS financial measure and is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The Company presents cash flows from operating activities excluding changes in non-cash working capital as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. Figure 1.4 provides a reconciliation of cash flows from operating activities excluding changes in non-cash working capital.

  Figure 1.4

(In $000s)	Three Months Ended March 31, 2023	Three Months Ended March 31, 2022

Cash flows from operating activities	$39,924	$22,362

Less:

Changes in non-cash working capital	(2,825)	(4,378)

Equals:

Cash flows from operating activities excluding changes in non-cash working capital	$42,749	$26,740

Liquidity and Capital Resources

As of March 31, 2023, the Company had cash and cash equivalents of $5.4 million (December 31, 2022 — $7.0 million) and working capital (current assets less current liabilities) of $15.3 million (December 31, 2022 — $13.7 million). As of the date of the MD&A, $475 million remains outstanding under the Company’s Revolving Facility.

During the three months ended March 31, 2023, the Company generated cash flows from operating activities of $39.9 million compared with $22.4 million during the comparable period in 2022. When comparing the change, the primary drivers were an increase in the number of Attributable Gold Equivalent ounces sold as well as an increase in changes in non-cash working capital.

32	2023 First Quarter Report

Management’s Discussion & Analysis

During the three months ended March 31, 2023, the Company had net cash outflows from investing activities of $4.3 million which were primarily the result of the acquisition of Stream, royalty and other interests. During the three months ended March 31, 2022, the Company had net cash outflows from investing activities of $5.4 million which were primarily the result of (i) the acquisition of $3.3 million in investments and other; and (ii) the acquisition of stream, royalty and other interests including the Vatukoula Gold Stream and other royalties; partially offset by $1.9 million of proceeds from the sale and redemption of a portion of the Company’s debt and equity investments and other.

During the three months ended March 31, 2023, the Company had net cash outflows from financing activities of $37.1 million primarily related to (i) the repayment of $22.5 million on its revolving credit facility; (ii) interest expense payments of $8.8 million; and (iii) dividend payments of $4.5 million. During the three months ended March 31, 2022, the Company had net cash outflows from financing activities of $1.5 million primarily related to the payment of the Company’s inaugural dividend, partially offset by $1.9 million in proceeds from the exercise of stock options.

2023 First Quarter Report	33

Management’s Discussion & Analysis

Commitments and Contingencies

In connection with its Streams, the Company has committed to purchase the following:

Stream	% of Life of Mine Gold or Relevant Commodity	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of commodity (unless otherwise noted)[1]

Black Fox	8%	$589

Blyvoor[2]	10%	$572

Bonikro[3]	6%	$400

Cerro Moro[4]	20%	30% of silver spot price

CEZinc[5]	1%	20% of quarterly average zinc spot price

Chapada[6]	4.2%	30% of copper spot price

Entrée[7,8]	5.62% on Hugo North Extension and 4.26% on Heruga	Varies

Greenstone[9]	2.375%	20% of gold spot price

Hod Maden[10]	20%	50% of gold spot price until 405,000 ounces of gold have been delivered, then 60% of gold spot price thereafter

Karma	1.625%	20% of gold spot price

Mercedes[11]	25,200 ounces of gold over 3.5 years and 4.4% thereafter 3,750,000 ounces of silver, and 30% of silver produced thereafter	Varies

Platreef[12]	37.5%	Varies

Relief Canyon[13,14]	33,810 ounces over 5.75 years and 4% thereafter	Varies

Santa Elena	20%	$478

South Arturo	40%	20% of silver spot price

Vatukoula[15]	11,022 ounces over 4.5 years and 1.199% – 1.363% thereafter	20% of gold spot price

Woodlawn[16]	Varies	20% of silver spot price

1.	Subject to an annual inflationary adjustment.

2.

For the Blyvoor Gold Stream, until 300,000 ounces have been delivered, Blyvoor Gold (Pty) Ltd. will deliver 10% of gold production until 16,000 ounces have been delivered in the calendar year, then 5% of the remaining production for that calendar year. Following the Initial Blyvoor Delivery Threshold, Sandstorm will receive 0.5% of gold production on the first 100,000 ounces in a calendar year until a cumulative 10.32 million ounces of gold have been produced. Under the Stream agreement Sandstorm will make ongoing payments at the lesser of $572 per ounce delivered and the gold market price on the business day immediately preceding the date of delivery.

3.

For the Bonikro Gold Stream, Sandstorm will receive 6% of gold produced at the mine until 39,000 ounces of gold are delivered, then 3.5% of gold produced until 61,750 cumulative ounces of gold have been delivered, then 2% thereafter. Under the Stream agreement Sandstorm will make ongoing payments at the lesser of $400 per ounce delivered and the gold market price on the business day immediately preceding the date of delivery.

4.

Under the terms of the Cerro Moro silver stream, Sandstorm has agreed to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until 7.0 million ounces of silver have been delivered to Sandstorm; then 9.0% of the silver produced thereafter.

5.	For the CEZinc zinc stream, the Company has committed to purchase 1.0% of the zinc produced until the later of June 30, 2030 or delivery of 68.0 million pounds of zinc under the contract.

34	2023 First Quarter Report

Management’s Discussion & Analysis

6.

For the Chapada copper stream, the Company has committed to purchase an amount equal to 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until the mine has delivered 39 million pounds of copper to Sandstorm; then 3.0% of the copper produced until, on a cumulative basis, the mine has delivered 50 million pounds of copper to Sandstorm; then 1.5% of the copper produced thereafter, for the life of the mine.

7.

For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases from $220 per gold ounce to $500 per gold ounce. For the Entrée silver stream, the purchase price is the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver. For the Entrée Gold and silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga if the minerals produced are contained below 560 metres in depth. For the Entrée Gold and silver stream, percentage of life of mine is 8.43% on Hugo North Extension and 6.39% on Heruga if the minerals produced are contained above 560 metres in depth.

8.

For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.42% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.62% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the ongoing per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.

9.

For Greenstone, the Gold Stream on the project is for 2.375% of gold production from the Greenstone joint venture (100% basis), until 120,333 ounces of gold have been delivered, then 1.583% thereafter. In addition to the ongoing payments of 20% of the spot price of gold and to the extent the costs are incurred by the Greenstone joint venture, Sandstorm will pay the joint venture $30 per ounce to fund mine-level environmental and social programs.

10.

Under the Hod Maden Gold Stream, Sandstorm will receive 20% of all gold produced from Hod Maden (on a 100% basis) and will make ongoing payments of 50% of the gold spot price until 405,000 ounces of gold are delivered (the “Delivery Threshold”). Once the Delivery Threshold has been reached, Sandstorm will receive 12% of the gold produced for the life of the mine for ongoing payments of 60% of the gold spot price.

11.

Under the terms of the Mercedes Gold Stream, after receipt of 25,200 gold ounces (the cost of which is 7.5% of the spot price), the Company is entitled to purchase 4.4% of the gold produced from the Mercedes Mine for ongoing per ounce cash payments equal to 25% of the spot price of gold. Under the terms of the Mercedes silver stream, until 3,750,000 ounces of silver have been delivered under the contract (the cost of which is 20% of the spot price of silver), the Company is entitled to purchase 100% of silver produced with a minimum annual delivery requirement of 300,000 ounces per annum. After 3,750,000 ounces of silver have been delivered under the contract, the Company is entitled to purchase 30% of silver produced (the cost of which is 20% of the spot price of silver).

12.

Under the terms of the Platreef Gold Stream, the Company has the right to purchase 37.5% of gold produced until 131,250 gold ounces have been delivered, 30% until an aggregate of 256,980 ounces of gold are delivered, and 1.875% thereafter if certain conditions are met. In calculating gold deliveries owing under the Stream, a fixed payability factor of 80% is applied to all gold production. Until 256,980 ounces have been delivered, Sandstorm will make ongoing payments equal to the lesser of $100 per ounce of gold and the gold market price on the business day immediately preceding the date of delivery. After 256,980 ounces have been delivered, Sandstorm will make ongoing payments of 80% of the spot price of gold for each ounce delivered.

13.

For the Relief Canyon Stream, after receipt of 33,810 gold ounces (the cost of which is nil), the Company is entitled to purchase 4.0% of the gold and silver produced from the Relief Canyon Mine for ongoing per ounce cash payments equal to 30%-65% of the spot price of gold or silver, with the range dependent on the concession’s existing royalty obligations.

14.

With respect to the Relief Canyon Stream, Sandstorm has provided Americas Gold with the option, until December 31, 2023, to draw down on additional stream funding of up to $8.25 million in exchange for 9 monthly deliveries totaling 5,364 ounces of gold, or the pro-rata portion of the amount drawn thereunder, starting in November 2025.

15.

Under the terms of the amended Vatukoula Gold Stream, the Company is entitled to fixed deliveries totaling 11,022 gold ounces (the cost of which is 20% of the spot price) after January 1, 2023 (the “Vatukoula Fixed Delivery Period”). Following the Vatukoula Fixed Delivery Period, the Company is entitled to purchase 1.363% for the first 100,000 ounces of gold produced in a calendar year, and 1.199% for the volume of production above 100,000 ounces, with both variable delivery rates subject to upward adjustment depending on the final scale of the Company’s investment in the Vatukoula Gold Stream.

16.

For the Woodlawn silver stream, Sandstorm has agreed to purchase an amount of silver equal to 80% of payable silver produced. Deliveries under the Woodlawn silver stream are capped at A$27 million. In addition, the Company holds a second stream at Woodlawn under which the operator has agreed to pay Sandstorm A$1.0 million for each 1Mt of tailings ore processed at Woodlawn, subject to a cumulative cap of A$10 million.

2023 First Quarter Report	35

Management’s Discussion & Analysis

Contractual obligations related to bank debt and interest are as follows:

In $000s	Total	Less than one year	1 - 3 years

Bank debt[1]	$475,000	$–	$475,000

Interest[2]	71,811	31,173	40,638

	$546,811	$31,173	$515,638

1.

As at May 10, 2023, the Company had $475 million drawn and outstanding on the Revolving Facility. The repayment date in the table above reflects the full term of the facility which matures on October 6, 2025, assuming no extension periods.

2.

The amounts drawn on the Revolving Facility are subject to an interest rate of SOFR plus 1.875%-3.5% per annum, and the undrawn portion of the Revolving Facility is subject to a standby fee of 0.4219% - 0.7875% per annum, both of which are dependent on the terms of the Revolving Facility and the Company’s leverage ratio. The interest charges have been estimated based on assumptions of the Company’s future leverage ratio. The Revolving Facility incorporates sustainability-linked incentive pricing terms that allow the Company to reduce the borrowing costs from the interest rates described above as the Company’s targets are met. The interest charges have been estimated based on the assumption that the Company will continue with the same pricing adjustment to the debt maturity date. As the applicable interest rate is floating in nature, the interest charges are estimated based on market forward interest rate curves at the ending of the reporting period combined with the assumption that the principal balance outstanding at May 10, 2023, does not change until the debt maturity date.

As previously disclosed, Sandstorm became aware that a third party commenced legal proceedings against it in a Brazilian court. The proceedings involve severance owed to former employees of Colossus Mineração Ltda., a Brazilian subsidiary company of Colossus Minerals Inc. (an entity with which Sandstorm entered into a Stream). Since these severance claims, estimated to be approximately $8 million, remain outstanding, the claimants are seeking to recoup their claims from Sandstorm. Sandstorm intends on defending itself as it believes the case is without merit.

The Company has agreed to make available certain additional funds to Horizon subject to certain conditions, including availability, use of proceeds and other customary conditions up to a maximum of $150 million. The facility will bear interest at the secured overnight financing rate plus a margin (currently 2.0% - 3.5% per annum). The maturity date of the Horizon facility is August 31, 2032 and is convertible to Horizon Shares at the option of the Company or Horizon (provided that no conversion will be effected if it would result in the Corporation holding a greater than 34% equity interest in Horizon). No amounts have been drawn to-date.

As part of the sale of the Hod Maden interest, Sandstorm provided Horizon Copper with normal course indemnification for claims arising from pre-existing matters. Sandstorm is aware that a lawsuit was filed by a former employee of the predecessor company to Horizon Copper’s associate, Artmin Madencilik Sanayi ve Ticaret A.S (“Artmin”), the Turkish entity which holds the Hod Maden project. The former employee claims that he is entitled to 1% of the value of the project as a finder’s fee. Horizon Copper, in conjunction with Artmin, has evaluated the claim with the assistance of Turkish legal counsel and considers it to be without merit.

36	2023 First Quarter Report

Management’s Discussion & Analysis

The Company has signed a 12 year lease for office space which commences in the second quarter of 2023. A portion of this space will be sublet. Under the terms of this agreement the minimum lease payments for the entire space, including the sublet areas, are $25 million over the lease term.

Share Capital

As of May 10, 2023, the Company had 298,790,427 common shares outstanding. As disclosed previously, the funds from the issuance of share capital have been used to finance the acquisition of Streams and royalties (recent acquisitions are described earlier in greater detail) and pay down debt.

During the three months ended March 31, 2022, the Company paid its first quarterly dividend of CAD0.02 per common share and has maintained that same dividend payment for each subsequent quarter. In March 2023 the Company declared a dividend of CAD0.02 per share payable to shareholders of record as of April 18, 2023. The full amount of the dividend of $4.4 million was paid in cash in April 2023.

A summary of the Company’s share purchase options as of May 10, 2023 is as follows:

Year of expiry	Number outstanding	Vested	Exercise price per share (range) (CAD)	Weighted-average exercise price per share (CAD)[1]

2023	3,106,999	3,106,999	5.92-7.44	6.01

2024	3,188,023	3,188,023	1.66-12.40	8.05

2025	2,812,000	1,874,672	9.43	9.43

2026	2,968,000	989,336	7.18	7.18

2027	4,231,000	-	7.12	-

	16,306,022	9,159,030		7.55

1.	Weighted average exercise price of options that are exercisable.

As of May 10, 2023, the Company had 2,217,501 restricted share rights outstanding and 242,000 warrants outstanding with an exercise price of $8.97 and an expiry date of May 13, 2024.

2023 First Quarter Report	37

Management’s Discussion & Analysis

Key Management Personnel Compensation

The remuneration of directors and those persons having authority and responsibility for planning, directing, and controlling activities of the Company is as follows:

In $000s	Three Months Ended March 31, 2023	Three Months Ended March 31, 2022

Salaries and benefits	$388	$371

Share-based payments	1,279	1,061

Total key management compensation expense	$1,667	$1,432

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, trade receivables and other, short-term and long-term investments, loans receivable which are included in short and long-term investments, trade and other payables, and bank debt. The Company’s short and long-term investments, excluding loans receivable, are initially recorded at fair value, and subsequently revalued to their fair market value at each period end. Investments in common shares and warrants held that have direct listings on an exchange are valued based on quoted prices in active markets. The fair value of warrants, convertible debt instruments and related instruments are determined using discounted cash flow models and Black-Scholes models based on relevant assumptions including discount rate, risk free interest rate, expected dividend yield, expected volatility, and expected warrant life which are supported by observable current market conditions. Investments are acquired for strategic purposes and may be disposed of from time to time. The fair value of the Company’s other financial instruments, which include cash and cash equivalents, trade receivables and other, loans receivable which are included in investments, trade and other payables, and bank debt approximate their carrying values at March 31, 2023.

Credit Risk

The Company’s credit risk is limited to cash and cash equivalents, loans receivable which are included in short and long-term investments, trade and other receivables and the Company’s investments in convertible debentures. The Company’s trade and other receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm’s royalty portfolio. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions. The impact of expected credit losses on trade receivables and financial assets held at amortized cost is not material.

38	2023 First Quarter Report

Management’s Discussion & Analysis

The Company’s investments in debentures are subject to the counterparties’ credit risk. In particular, the Company’s convertible debentures due from Horizon Copper, Bear Creek and Sandbox Royalties are subject to their respective credit risk, the Company’s ability to realize on its security and the net proceeds available under that security.

Market Risk

Market risk is the risk that the fair value of cash flows of a financial instrument will fluctuate due to changes in interest rates, exchange rates or other prices such as equity prices and commodity prices.

INTEREST RATE RISK

The Company is exposed to interest rate risk on its bank debt and its investments in debentures subject to floating interest rates. The Company’s bank debt is subject to a floating interest rate. The Company monitors its exposure to interest rates. During the three months ended March 31, 2023, a 1% increase (decrease) in nominal interest rates would have increased (decreased) interest expense by approximately $1.2 million and would not have a material impact on the fair value of the Company’s investments in debentures.

CURRENCY RISK

Financial instruments that impact the Company’s net income (loss) or other comprehensive income (loss) due to currency fluctuations include cash and cash equivalents, loans receivable which are included in investments, trade and other receivables and trade and other payables denominated in Canadian dollars. Based on the Company’s Canadian dollar denominated monetary assets and monetary liabilities at March 31, 2023 a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would not have a material impact on net income or other comprehensive income.

OTHER RISKS

Sandstorm holds common shares, convertible debentures, loans receivable, warrants and investments of other companies with a combined fair market value as at March 31, 2023 of $132.3 million (December 31, 2022 — $129.9 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company is

2023 First Quarter Report	39

Management’s Discussion & Analysis

subject to default risk with respect to any debt instruments. The Company is exposed to equity price risk as a result of holding these investments in other mining companies. The Company does not actively trade these investments. Based on the Company’s investments held as at March 31, 2023, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) other comprehensive income by $1.9 million and would not have a material impact on net income.

Other Risks to Sandstorm

The primary risk factors affecting the Company are set forth below. For additional discussion of risk factors, please refer to the Company’s Annual Information Form dated March 23, 2023, which is available on www.sedar.com.

The Chapada Mine, the Cerro Moro Mine, the Diavik Mine, the Aurizona Mine, the Fruta del Norte Mine, the Relief Canyon Mine, the Santa Elena Mine, the Karma Mine, the Black Fox Mine, the Hugo North Extension and Heruga deposits, the Gualcamayo Mine, the Thunder Creek Mine, MWS, HM Claim, the Lobo-Marte Project, Agi Dagi and Kirazli, the Houndé Mine, Vatukoula Mine, the Vale Royalty Package, Antamina Mine, Blyvoor Mine, Caserones Mine, Mercedes Mine, Bonikro Mine, CEZinc, HVC, Hod Maden Project, Platreef, Greenstone Project, Robertson, El Pilar, Horne 5 and other royalties and commodity Streams in Sandstorm’s portfolio are hereafter referred to as the “Mines”.

40	2023 First Quarter Report

Management’s Discussion & Analysis

Risks Relating to Mineral Projects

To the extent that they relate to the production of gold or an applicable commodity from, or the operation of, the Mines, the Company will be subject to the risk factors applicable to the operators of such Mines. Whether the Mines will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade, and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The Mines are also subject to other risks that could lead to their shutdown and closure including flooding and weather related events, the failure to receive permits or having existing permits revoked, collapse of mining infrastructure including tailings pond, as well as community or social related issues. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Mines becoming uneconomic resulting in their shutdown and closure. The Company is not entitled to purchase gold, other commodities, receive royalties if no gold or applicable commodity is produced from the Mines or the underlying are expropriated or laws are enacted that effectively expropriate the economics of the Mines.

No Control Over Mining Operations

With respect to its Streams and royalties, the Company has no contractual rights relating to the operation or development of the Mines. Except for any payments which may be payable in accordance with applicable completion guarantees or cash flow guarantees, the Company will not be entitled to any material compensation if these mining operations do not meet their forecasted gold or other production targets in any specified period or if the Mines shut down or discontinue their operations on a temporary or permanent basis. The Mines may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the gold or other production from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the Mines or their successors may decide to suspend or discontinue operations. The Company is subject to the risk that the Mines shut down on a temporary or permanent basis due to issues including, but not limited to economics, lack of financial capital, floods, fire, mechanical malfunctions, social unrest, expropriation, and other risks. There are no guarantees the Mines will achieve commercial production, ramp-up targets, or complete expansion plans. These issues are common in the mining industry and can occur frequently.

2023 First Quarter Report	41

Management’s Discussion & Analysis

Government Regulations

The Mines are subject to various foreign laws and regulations governing prospecting, exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupational health, handling, storage and transportation of hazardous substances and other matters. It is possible that the risks of expropriation, cancellation or dispute of licenses could result in substantial costs, losses, and liabilities in the future. The costs of discovering, evaluating, planning, designing, developing, constructing, operating, and closing the Mines in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance of such laws and regulations could become such that the owners or operators of the Mines would not proceed with the development of or continue to operate the Mines. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations, and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mines could result in substantial costs and liabilities in the future.

International Operations

The operations with respect to the Company’s gold, other precious metals and other interests are conducted in Canada, Mexico, the United States, Mongolia, Burkina Faso, Ecuador, South Africa, Ghana, Botswana, Côte d’Ivoire, Argentina, Brazil, Chile, Peru, Egypt, Ethiopia, Guyana, Paraguay, French Guiana, Türkiye, Sweden, Fiji and Australia and as such, the Mines are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, international sanctions, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, changing political conditions, and governmental regulations. Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the operations or profitability of the Mines in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any adverse developments with respect to Lidya, its cooperation or in its exploration, development, permitting and operation of the Hod Maden Project in Türkiye may adversely affect the Company’s related exposure to the project. There are no assurances that the Company will be able to realize on its

42	2023 First Quarter Report

Management’s Discussion & Analysis

investments related to the Hod Maden Project if sanctions are imposed on Türkiye or Lidya and its related entities. Any changes or unfavorable assessments with respect to (i) the validity, ownership, or existence of the Entrée Resources’ concessions; as well as (ii) the validity or enforceability of Entrée Resources’ joint venture agreement with Oyu Tolgoi LLC may adversely affect the Company’s profitability or profits realized under the Entrée Stream. The Serra Pelada royalty cash flow or profitability may be adversely impacted if the Cooperative de Mineração dos Garimpeiros de Serra Pelada, which holds a 25% interest in the Serra Pelada Mine, continues to take unfavorable actions. In addition, Colossus Minerals Inc.’s Brazilian subsidiary has payables in excess of $30 million and accordingly, there is a risk that it may be unable to repay its debts, resulting in insolvency and loss of any rights to the Serra Pelada mine. A failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mines.

Income Taxes

No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company’s past and future profits being subject to increased levels of income tax. The Company’s prior years’ Canadian tax returns may be audited by the Canada Revenue Agency (“CRA”) and no assurances can be given that tax matters, if they so arise, will be resolved favorably. Currently, the Company’s prior years’ tax returns for the 2019 and 2020 taxation years are under international tax audit by the CRA. The Company has not received any proposal or Notices of Reassessment in connection with this. The majority of the Company’s Streams and royalties have been entered into directly by Canadian based subsidiaries and are therefore, subject to Canadian tax. The Company is aware that the CRA has taken the position with other similar companies in the royalty and streaming business that the upfront payment made in connection with precious metal and commodity stream agreements should be deducted for income tax purposes in a similar manner to how such amount is expensed for financial statement purposes. Sandstorm believes that the Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the stream agreements, that the cost of the precious metal acquired under the streams is equal to the market value while a deposit is outstanding, and the cash cost thereafter is correct. If Sandstorm were to apply the CRA’s proposed methodology to prior taxation years, the Company estimates that losses would arise that could be carried back to reduce tax and interest to an immaterial amount.

2023 First Quarter Report	43

Management’s Discussion & Analysis

Commodity Prices for Metals Produced from the Mines

The price of the Company’s common shares and the Company’s financial results may be significantly adversely affected by a decline in the price of gold, silver, copper, zinc and/or iron ore (collectively, the “Metals”). The price of the Metals fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of the Metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver, copper, zinc and iron ore producing countries throughout the world.

In the event that the prevailing market price of the Metals are at or below the price at which the Company can purchase such commodities pursuant to the terms of the Stream agreements associated with the metal interests, the Company will not generate positive cash flow or earnings. Declines in market prices could cause an operator to reduce, suspend or terminate production from an operating project or construction work at a development project, which may result in a temporary or permanent reduction or cessation of revenue from those projects, and the Company might not be able to recover the initial investment in Streams and royalties.

Diamond Prices and Demand for Diamonds

The price of the Company’s common shares and the Company’s financial results may be significantly adversely affected by a decline in the price and demand for diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stocks held back during recent periods of lower demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company’s results of operations.

44	2023 First Quarter Report

Management’s Discussion & Analysis

Information Systems and Cyber Security

The Company’s information systems, and those of its counterparties under the precious metal purchase agreements and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks. Unauthorized parties may attempt to gain access to these systems or the Company’s information through fraud or other means of deceiving the Company’s counterparties.

The Company’s operations depend, in part, on how well the Company and its suppliers, as well as counterparties under the commodity purchase and royalty agreements, protect networks, equipment, information technology systems and software against damage from a number of threats. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Although to-date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain an area of attention.

Key Management

The Company is dependent upon the services of a small number of key management personnel who are highly skilled and experienced. The Company’s ability to manage its activities will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company.

No Control Over Underlying Investments and Securities

With respect to the Company’s investments in debt and equity securities and its investments in associates, the Company has no contractual rights over the operations of those investees. The Company does not control the investees’ operations, their boards or management teams. The decisions of those entities could at times conflict with the interests of the Company. Any adverse developments with respect to those entities, its cooperation or in its exploration, development, permitting and operation of the underlying assets may adversely affect the Company’s interests in those securities and investments.

2023 First Quarter Report	45

Management’s Discussion & Analysis

Environmental

All phases of mining and exploration operations are subject to environmental regulation pursuant to a variety of government laws and regulations. Environmental legislation is becoming stricter, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors, and employees. Continuing issues with tailings dam failures at other companies’ operations may increase the likelihood that these stricter standards and enforcement mechanisms will be implemented in the future. There can be no assurance that possible future changes in environmental regulation will not adversely affect the operations at the Mines, and consequently, the results of Sandstorm’s operations. Failure by the operators of the Mines to comply with these laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The occurrence of any environmental violation or enforcement action may have an adverse impact on the operations at the Mines, Sandstorm’s reputation and could adversely affect Sandstorm’s results of operations.

Government regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more prevalent and stringent. While some of the costs associated with reducing emissions may be offset by increased energy efficiency and technological innovation, Sandstorm expects that increased government regulation will result in increased costs at some operations at the Mines if the current regulatory trend continues. All of Sandstorm’s mining interests are exposed to climate-related risks through the operations at the Mines. Climate change could result in challenging conditions and extreme weather that may adversely affect the operations at the Mines and there can be no assurances that mining operations will be able to predict, respond to, measure, monitor or manage the risks posed as a result of climate change factors.

Solvency Risk of Counterparties

The price of the common shares and the Company’s financial results may be significantly affected by the Mines operators’ ability to continue as a going concern and have access to capital. The lack of access to capital could result in these companies entering bankruptcy proceedings and as a result, Sandstorm may not be able to realize any value from its respective Streams or royalties.

As the Company’s revolving facility is secured against the Company’s assets, to the extent Sandstorm defaults on its debt or related covenants, the lenders may seize on their security interests. The realization of security or default could materially affect the price of the Company’s common shares and financial results.

46	2023 First Quarter Report

Management’s Discussion & Analysis

The Company’s Vale Royalties are publicly traded on Brazil’s National Debenture System. The daily exchange traded volume of the Vale Royalties may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting their market value.

Health Crises and Other

Global markets have been adversely impacted by emerging infectious diseases and/or the threat of outbreaks of viruses, other contagions, or epidemic diseases, including currently, the novel COVID-19. A significant new outbreak or continued outbreaks of COVID-19 could result in a widespread crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn which could adversely affect the Company’s business and the market price of the common shares. Many industries, including the mining industry, have been impacted by these market conditions. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material adverse effect on commodity prices, demand for metals, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Company’s securities. In addition, there may not be an adequate response to emerging infectious diseases, or significant restrictions may be imposed by a government, either of which may impact mining operations. There are potentially significant economic and social impacts, including labour shortages and shutdowns, delays and disruption in supply chains, social unrest, government or regulatory actions or inactions, including quarantines, declaration of national emergencies, permanent changes in taxation or policies, decreased demand or the inability to sell and deliver concentrates and resulting commodities, declines in the price of commodities, delays in permitting or approvals, suspensions or mandated shut downs of operations, governmental disruptions or other unknown but potentially significant impacts. At this time, the Company cannot accurately predict what effects these conditions will have on its operations or financial results, due to uncertainties relating to the ultimate geographic spread, the duration of the outbreak, and the length restrictions or responses that have been or may be imposed by the governments. Given the global nature of the Company’s operations, the Company may not be able to accurately predict which operations will be impacted or if those impacted will resume operations. Any new outbreaks or the continuation of the existing outbreaks or threats of any additional outbreaks of a contagion or epidemic disease could have a material adverse effect on the Company, its business and operational results.

2023 First Quarter Report	47

Management’s Discussion & Analysis

Other

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenditures during the periods presented. Notes 2 and 3 of the Company’s 2022 annual consolidated financial statements describe all of the significant accounting policies as well as the significant judgments and estimates.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, the Disclosure Policy, the Code of Conduct, the Stock Trading Policy, Corporate Governance, the effective functioning of the Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the National Instrument 52-109 in Canada and under the Securities Exchange Act of 1934, as amended, in the United States. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS.

The Company’s internal control over financial reporting includes:

•	Maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•	Providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS;

48	2023 First Quarter Report

Management’s Discussion & Analysis

•	Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•

Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

Changes in Internal Controls

There were no changes in internal controls of the Company during the three months ended March 31, 2023 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

2023 First Quarter Report	49

Management’s Discussion & Analysis

Forward Looking Statements

This MD&A and any exhibits attached hereto and incorporated herein, if any, contain “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian and other securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking information is provided as of the date of this MD&A and Sandstorm does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; Antamina Mine, Blyvoor Mine, Caserones Mine, Mercedes Mine, Bonikro Mine, CEZinc, HVC, Hod Maden Gold Stream, Platreef, Greenstone Project, Robertson, El Pilar, Horne 5, the Chapada Mine, the Cerro Moro Mine, the Houndé Mine, the Gualcamayo Mine, the Fruta del Norte Mine, the Santa Elena Mine, the Black Fox Mine, the Aurizona Mine, the Relief Canyon Mine, the Karma Mine, the Thunder Creek Mine, MWS, HM Claim, the Hugo North Extension and Heruga deposits, the mines underlying the Sandstorm portfolio of royalties, the Diavik Mine, the Lobo-Marte Project, Agi Dagi and Kirazli, the Vatukoula Mine, or the Vale Royalty Package; the absence of control over mining operations from which Sandstorm will purchase gold or other commodities, or receive royalties from and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm; the number or aggregate value of common shares which may be purchased under the NCIB; audits being conducted by the CRA and available remedies; the expectations relating to the closing of the arrangements contemplated under the definitive agreements related to the Horizon Antamina Agreement and the subsequent spin-out of the Antamina NPI, including the anticipated terms and expected timing thereof; the expectation that the terms of the earn-in milestone payments of SSR Mining’s recently announced agreement to acquire a 40% operating interest in the Hod Maden Project will be fulfilled, including expectations that the transaction will close and the related expectation of benefits to the overall development of the project in the event of the SSR Mining acquisition; management’s expectations regarding Sandstorm’s growth; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” herein and those risks described in the section entitled “Risk Factors” contained in Sandstorm’s most recent Annual Information Form for the year ended December 31, 2022 available at www.sedar.com and www.sec.gov and incorporated by reference herein.

Forward-looking information in this MD&A includes, among other things, disclosure regarding: the impact of COVID-19 on the business, audits being conducted by the CRA and available remedies, management’s expectations regarding Sandstorm’s growth, Sandstorm’s existing Gold Streams and royalties as well as its future outlook, the Mineral Reserve and Mineral Resource estimates for each of the Chapada Mine, the Cerro Moro Mine, the Houndé Mine, the Gualcamayo Mine, the Fruta del Norte Mine, the Santa Elena Mine, the Black Fox Mine, the Aurizona Mine, the Relief Canyon Mine, the Karma Mine, the Thunder Creek Mine, MWS, HM Claim, the Hugo North Extension and Heruga deposits, the mines underlying the Sandstorm portfolio of royalties, the Diavik Mine, the Lobo-Marte Project, Agi Dagi and Kirazli, the Vatukoula Mine, the Vale Royalty Package, Antamina Mine, Blyvoor Mine, Caserones Mine, Mercedes Mine, Bonikro Mine, CEZinc, HVC, Hod Maden Project, Platreef, Greenstone Project, Robertson, El Pilar and Horne 5. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm will purchase gold, other commodities or receive royalties from, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

Although Sandstorm has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

50	2023 First Quarter Report

Condensed Consolidated

Interim Financial

Statements

(Unaudited) For the Period Ended March 31, 2023

Condensed Consolidated Interim Statements of Financial Position	Expressed in U.S. Dollars ($000s)

ASSETS	Note	March 31, 2023	December 31, 2022

Current

Cash and cash equivalents		$5,385	$7,029

Trade and other receivables		22,737	21,394

Short-term investments	6	2,533	3,773

Other current assets		4,225	531

		$34,880	$32,727

Non-Current

Stream, royalty and other interests	4	$1,762,417	$1,781,256

Investments in associates	5	27,155	27,265

Investments	6	129,723	126,117

Other long-term assets		8,976	7,412

Total assets		$1,963,151	$1,974,777

LIABILITIES

Current

Trade and other payables		$19,592	$19,041

Non-Current

Bank debt		$475,000	$497,500

Deferred income tax liabilities		13,339	14,784

Lease liabilities and other		1,919	2,047

		$509,850	$533,372

EQUITY

Share capital	7	$1,318,097	$1,318,622

Reserves		26,244	24,647

Retained earnings		110,176	98,921

Accumulated other comprehensive loss		(27,430)	(27,490)

Equity attributable to Sandstorm Gold Ltd.’s shareholders		$1,427,087	$1,414,700

Non-controlling interests		26,214	26,705

Total liabilities and equity		$1,963,151	$1,974,777

Commitments and contingencies (note 12)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

On Behalf of the Board:	“Nolan Watson”, Director	“David De Witt”, Director

52	2023 First Quarter Report

Condensed Consolidated Interim Statements of Income (Loss)	Expressed in U.S. Dollars ($000s) Except for per share amounts

	Note	Three Months Ended March 31, 2023	Three Months Ended March 31, 2022

Sales	13	$26,406	$22,015

Royalty revenue	13	17,573	13,350

		$43,979	$35,365

Cost of sales, excluding depletion	13	6,536	5,295

Depletion	13	18,038	11,111

Total cost of sales		$24,574	$16,406

Gross profit		$19,405	$18,959

Expenses and other (income)

Administration expenses[1]	9	$3,845	$2,497

Project evaluation[1]		1,757	1,569

Contractual income from stream, royalty and other interests	13	(10,000)	–

Finance expense		9,905	628

Finance income		(89)	(93)

Gain on revaluation of investments	6	(3,075)	(174)

Stream, royalty and other interests impairments		940	665

Foreign exchange loss		224	42

Share of net loss of associates	5	143	458

Other		45	(500)

Income before taxes		$15,710	$13,867

Current income tax expense		1,154	887

Deferred income tax (recovery) expense		(996)	3,839

Total income tax expense	8	$158	$4,726

Net income for the period		$15,552	$9,141

Net income (loss) for the period attributable to:

Sandstorm Gold Ltd.’s shareholders		$15,669	$9,141

Non-controlling interests		(117)	–

Earnings per share attributable to Sandstorm Gold Ltd.’s shareholders:

Basic earnings per share		$0.05	$0.05

Diluted earnings per share		$0.05	$0.05

Weighted average number of common shares outstanding

Basic	7 (e)	298,825,378	191,914,859

Diluted	7 (e)	301,258,621	194,837,916

1. Equity settled share-based compensation (a non-cash item) is included in administration expenses and project evaluation		$1,898	$1,497

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

2023 First Quarter Report	53

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)	Expressed in U.S. Dollars ($000s)

	Note	Three Months Ended March 31, 2023	Three Months Ended March 31, 2022

Net income for the period		$15,552	$9,141

Other Comprehensive Income (Loss) for the Period

Items that may subsequently be reclassified to net income:

Currency translation differences		$(53)	$(13,756)

Items that will not subsequently be reclassified to net income:

(Loss) gain on FVTOCI investments and other		(236)	3,991

Tax recovery (expense) on FVTOCI investments		349	(185)

Total other comprehensive income (loss) for the period		$60	$(9,950)

Total comprehensive income (loss) for the period		$15,612	$(809)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

54	2023 First Quarter Report

Condensed Consolidated Interim Statements of Cash Flow	Expressed in U.S. Dollars ($000s)

Cash flow from (used in):	Note	Three Months Ended March 31, 2023	Three Months Ended March 31, 2022

OPERATING ACTIVITIES

Net income for the period		$15,552	$9,141

Items not affecting cash:

Depletion and depreciation		$18,152	$11,225

Interest expense and financing amortization		9,864	603

Gain on revaluation of investments		(3,075)	(174)

Deferred income tax (recovery) expense		(996)	3,839

Share-based payments		1,898	1,497

Stream, royalty and other interests impairments	4	940	665

Unrealized foreign exchange loss		237	42

Share of net loss of associates	5	143	458

Other		34	(556)

Changes in non-cash working capital	10	(2,825)	(4,378)

		$39,924	$22,362

INVESTING ACTIVITIES

Acquisition of stream, royalty, and other interests	4	$(3,351)	$(3,112)

Acquisition of investments and other assets		(1,336)	(3,326)

Proceeds from disposal of investments and other		431	1,866

Investment in Hod Maden interest		–	(795)

		$(4,256)	$(5,367)

FINANCING ACTIVITIES

Bank debt repaid		$(22,500)	$–

Interest paid		(8,833)	(395)

Dividends paid		(4,454)	(3,041)

Redemption of common shares (normal course issuer bid) and other		(1,297)	1,941

		$(37,084)	$(1,495)

Effect of exchange rate changes on cash and cash equivalents		$(228)	$(52)

Net (decrease) increase in cash and cash equivalents		$(1,644)	$15,448

Cash and cash equivalents – beginning of the period		7,029	16,166

Cash and cash equivalents – end of the period		$5,385	$31,614

Supplemental cash flow information (note 10)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

2023 First Quarter Report	55

Condensed Consolidated Interim Statements of Changes in Equity	Expressed in U.S. dollars ($000s)

		Share Capital		Reserves
	Note	Number	Amount	Share Options, Warrants and Restricted Share Rights	Retained Earnings	Accumulated Other Comprehensive Loss	Total equity attributable to Sandstorm Gold Ltd.’s shareholders	Non- controlling interests	Total

At January 1, 2022		191,653,454	$694,675	$18,903	$35,569	$(156,509)	$592,638	$–	$592,638

Options exercised	7 (b)	516,761	2,778	(555)	–	–	2,223	–	2,223

Vesting of restricted share rights		54,000	320	(320)	–	–	–	–	–

Share-based payments		–	–	1,497	–	–	1,497	–	1,497

Share issuance costs		–	(46)	–	–	–	(46)	–	(46)

Dividends declared		–	–	–	(3,077)	–	(3,077)	–	(3,077)

Total comprehensive income (loss)		–	–	–	9,141	(9,950)	(809)	–	(809)

At March 31, 2022		192,224,215	$697,727	$19,525	$41,633	$(166,459)	$592,426	$–	$592,426

Shares issued for Nomad Royalty acquisition		74,382,930	454,089	–	–	–	454,089	–	454,089

Warrants and options issued for Nomad Royalty acquisition		–	–	2,776	–	–	2,776	–	2,776

Acquisition of CMC non-controlling interest		–	–	–	–	–	–	27,568	27,568

Shares issued for BaseCore acquisition		13,495,276	75,304	–	–	–	75,304	–	75,304

Shares issued in equity financing		18,055,000	92,081	–	–	–	92,081	–	92,081

Options exercised	7 (b)	613,457	3,346	(875)	–	–	2,471	–	2,471

Warrants exercised	7 (c)	484	5	–	–	–	5	–	5

Vesting of restricted share rights		260,100	1,383	(1,383)	–	–	–	–	–

Acquisition and cancellation of common shares (normal course issuer bid)		(187,801)	(940)	–	–	–	(940)	–	(940)

Share-based payments		–	–	4,604	–	–	4,604	–	4,604

Share issuance costs		–	(4,373)	–	–	–	(4,373)	–	(4,373)

Dividends declared		–	–	–	(11,932)	–	(11,932)	(952)	(12,884)

Total comprehensive income (loss)		–	–	–	69,220	138,969	208,189	89	208,278

At December 31, 2022		298,843,661	$1,318,622	$24,647	$98,921	$(27,490)	$1,414,700	$26,705	$1,441,405

Vesting of restricted share rights		45,166	301	(301)	–	–	–	–	–

Acquisition and cancellation of common shares (normal course issuer bid)		(148,400)	(725)	–	–	–	(725)	–	(725)

Share-based payments		–	–	1,898	–	–	1,898	–	1,898

Share issuance costs		–	(101)	–	–	–	(101)	–	(101)

Dividends declared		–	–	–	(4,414)	–	(4,414)	(374)	(4,788)

Total comprehensive income (loss)		–	–	–	15,669	60	15,729	(117)	15,612

At March 31, 2023		298,740,427	$1,318,097	$26,244	$110,176	$(27,430)	$1,427,087	$26,214	$1,453,301

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

56	2023 First Quarter Report

Financial Statements

Notes to the Unaudited Condensed

Consolidated Interim Financial

Statements

March 31, 2023 | Expressed In U.S. Dollars

1.	Nature of Operations

Sandstorm Gold Ltd. was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Sandstorm Gold Ltd. and its subsidiary entities (collectively “Sandstorm”, “Sandstorm Gold” or the “Company”) is a resource-based company that seeks to acquire gold and other metals purchase agreements (“Gold Streams” or “Streams”) and royalties from companies that have advanced stage development projects or operating mines. In return for making an upfront payment to acquire a Stream or royalty, Sandstorm receives the right to purchase, at a fixed price per unit or at a fixed percentage of the spot price, a percentage of a mine’s production for the life of the mine (in the case of a Stream) or a portion of the revenue generated from the mine (in the case of a royalty).

The head office, principal address and registered office of the Company are located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors of the Company on May 10, 2023.

2.	Summary of Significant Accounting Policies

A   Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), as applicable to the preparation of interim financial statements including International Accounting Standard 34 – Interim Financial Reporting. Accordingly, certain disclosures included in annual financial statements prepared in accordance with IFRS have been condensed or omitted. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2022.

2023 First Quarter Report	57

Financial Statements

The accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2022. The Company’s interim results are not necessarily indicative of its results for a full year.

B   Basis of Presentation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value.

The condensed consolidated interim financial statements are presented in United States dollars, and all values are rounded to the nearest thousand except as otherwise indicated.

3.	Financial Instruments

A   Capital Risk Management

The Company manages its capital such that it endeavors to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. At March 31, 2023, the capital structure of the Company consisted of $1,427.1 million (December 31, 2022 — $1,414.7 million) of equity attributable to common shareholders, comprising issued share capital (note 7), accumulated reserves, retained earnings and other comprehensive loss. The Company was not subject to any externally imposed capital requirements. The Company complies with certain covenants under the ESG Revolving Facility agreement governing bank debt. The Company was in compliance with the debt covenants as at March 31, 2023.

B   Fair Value Estimation

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described below:

58	2023 First Quarter Report

Financial Statements

Level 1  | Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares and warrants held that have direct listings on an exchange are classified as Level 1.

Level 2  | Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability. Investments in warrants and convertible debt instruments held that are not listed on an exchange are classified as Level 2. The fair value of warrants, convertible debt instruments and related instruments are determined using a Black-Scholes model based on relevant assumptions including the risk free interest rate, expected dividend yield, expected volatility and expected warrant life which are supported by observable current market conditions. The use of reasonably possible alternative assumptions would not significantly impact the Company’s results.

Level 3  | Inputs that are unobservable (supported by little or no market activity). When a fair value measurement of a Stream, royalty and other interest is required, it is determined using unobservable discounted future cash flows. As a result, the fair values are classified within Level 3 of the fair value hierarchy.

The following table sets forth the Company’s financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at March 31, 2023 and December 31, 2022.

As at March 31, 2023:

In $000s	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

SHORT-TERM INVESTMENTS

Convertible debt	$1,274	$–	$1,274	$–

LONG-TERM INVESTMENTS

Common shares held	$18,644	$18,644	$–	$–

Warrants and other	1,974	–	1,974	–

Convertible debt	107,855	–	107,855	–

	$129,747	$18,644	$111,103	$–

2023 First Quarter Report	59

Financial Statements

As at December 31, 2022:

In $000s	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

SHORT-TERM INVESTMENTS

Convertible debt	$1,272	$–	$1,272	$–

LONG-TERM INVESTMENTS

Common shares held	$19,025	$19,025	$–	$–

Warrants and other	2,088	–	2,088	–

Convertible debt	105,004	–	105,004	–

	$127,389	$19,025	$108,364	$–

The fair value of the Company’s other financial instruments, which include cash and cash equivalents, trade and other receivables, loans receivable which are included in investments, and trade and other payables, approximate their carrying values at March 31, 2023 and December 31, 2022 due to their short-term nature. The fair value of the Company’s bank debt, which is measured using Level 2 inputs, approximates its carrying value due to the nature of its market-based rate of interest. There were no transfers between the levels of the fair value hierarchy during the period ended March 31, 2023 and the year ended December 31, 2022.

C   Credit Risk

The Company’s credit risk is limited to cash and cash equivalents, loans receivable which are included in short and long-term investments, trade and other receivables, and the Company’s investments in convertible debentures. The Company’s trade and other receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm’s royalty portfolio. Generally, the Company’s cash and cash equivalents held at financial institutions are in excess of the applicable deposit insurance company coverage limits. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions. The impact of expected credit losses on trade receivables and financial assets held at amortized cost is not material.

The Company’s investments in debentures are subject to counterparties’ credit risk. In particular, the Company’s convertible debentures due from Horizon Copper Corp. (“Horizon Copper”), Bear Creek Mining Corporation (“Bear Creek”) and Sandbox Royalties Corp. (“Sandbox”) are subject to their respective credit risk, the Company’s ability to realize on its security and the net proceeds available under that security.

60	2023 First Quarter Report

Financial Statements

D   Liquidity Risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. In managing liquidity risk, the Company takes into account the amount available under the Company’s revolving credit facility, anticipated cash flows from operating activities and its holding of cash and cash equivalents. As at March 31, 2023, the Company had cash and cash equivalents of $5.4 million (December 31, 2022 — $7.0 million). Sandstorm holds common shares, convertible debentures, warrants, investments and loans receivable of other companies with a combined fair market value as at March 31, 2023 of $132.3 million (December 31, 2022 — $129.9 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company’s trade and other payables are due within one year. The Company’s contractual obligations related to bank debt and interest are disclosed in note 12.

E   Market Risk

Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate due to changes in interest rates, exchange rates or other prices such as equity prices and commodity prices.

INTEREST RATE RISK

The Company is exposed to interest rate risk on its bank debt and its investments in debentures. The Company’s bank debt is subject to a floating interest rate. The Company monitors its exposure to interest rates. During the period ended March 31, 2023, a 1% increase (decrease) in nominal interest rates would have increased (decreased) interest expense by approximately $1.2 million and would not have a material impact on the fair value of the Company’s investments in debentures.

CURRENCY RISK

Financial instruments that impact the Company’s net income or other comprehensive income due to currency fluctuations include cash and cash equivalents, loans receivable which are included in investments, trade and other receivables and trade and other payables denominated in Canadian dollars. Based on the Company’s Canadian dollar denominated monetary assets and monetary liabilities at March 31, 2023, a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would not have a material impact on net income or other comprehensive income.

2023 First Quarter Report	61

Financial Statements

OTHER PRICE RISK

The Company is exposed to equity price risk as a result of holding investments in other mining companies. The Company does not actively trade these investments. The equity prices of investments are impacted by various underlying factors including commodity prices, the volatility in global markets as a result of expectations of inflation and global events including the conflict between Russia and Ukraine. Based on the Company’s investments held as at March 31, 2023, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) other comprehensive income by $1.9 million and would not have a material impact on net income.

62	2023 First Quarter Report

Financial Statements

4.	Stream, Royalty and Other Interests

A   Carrying Amount

As of and for the three months ended March 31, 2023:

	Cost			Accumulated Depletion
In $000s	Opening	Net Additions (Disposals)	Ending	Opening	Depletion	Depletion in Ending Inventory	Impairment	Ending	Carrying Amount

Antamina, Peru	$342,227	$114	$342,341	$5,676	$2,834	$–	$–	$8,510	$333,831

Aurizona, Brazil	11,091	–	11,091	3,246	117	–	–	3,363	7,728

Blyvoor, South Africa	106,332	–	106,332	787	271	71	–	1,129	105,203

Bonikro, Côte d’Ivoire	37,773	–	37,773	3,106	1,256	172	–	4,534	33,239

Caserones, Chile	82,678	–	82,678	1,656	1,738	–	–	3,394	79,284

Cerro Moro, Argentina	74,261	–	74,261	48,292	2,876	–	–	51,168	23,093

Chapada, Brazil	69,561	–	69,561	22,905	1,080	–	–	23,985	45,576

Diavik, Canada	53,134	–	53,134	49,083	599	–	–	49,682	3,452

Fruta del Norte, Ecuador	33,268	–	33,268	6,010	557	–	–	6,567	26,701

Greenstone, Canada	107,234	–	107,234	–	–	–	–	–	107,234

Horne 5, Canada	78,934	–	78,934	–	–	–	–	–	78,934

Hod Maden, Türkiye	206,969	16	206,985	–	–	–	–	–	206,985

Houndé, Burkina Faso	45,120	–	45,120	16,100	459	–	–	16,559	28,561

Hugo North Extension and Heruga, Mongolia	35,352	6	35,358	–	–	–	–	–	35,358

Mercedes, Mexico	70,809	–	70,809	8,144	2,572	2,082	–	12,798	58,011

Platreef, South Africa	186,640	360	187,000	–	–	–	–	–	187,000

Relief Canyon, USA	26,448	2,771	29,219	12,652	–	1,353	–	14,005	15,214

Vale Royalties, Brazil	117,787	–	117,787	3,981	637	–	–	4,618	113,169

Vatukoula, Fiji	17,234	4	17,238	2,348	317	–	–	2,665	14,573

Other[1]	539,302	546	539,848	276,912	2,725	–	940	280,577	259,271

Total[2]	$2,242,154	$3,817	$2,245,971	$460,898	$18,038	$3,678	$940	$483,554	$1,762,417

1.

Includes Santa Elena, Black Fox, Karma, Highland Valley, El Pilar, Cortez Complex (Robertson Deposit), Troilus, CEZinc, Gualcamayo, Thunder Creek, Mine Waste Solutions, Lobo-Marte, Agi Dagi & Kirazli, HM Claim, and others.

2.	Stream, royalty and other interests includes non-depletable assets of $36.5 million and depletable assets of $1,725.9 million.

2023 First Quarter Report	63

Financial Statements

As of and for the year ended December 31, 2022:

	Cost			Accumulated Depletion
In $000s	Opening	Net Additions (Disposals)	Ending	Opening	Depletion	Impairment	Ending	Carrying Amount

Antamina, Peru	$–	$342,227	$342,227	$–	$5,676	$–	$5,676	$336,551

Aurizona, Brazil	11,091	–	11,091	2,867	379	–	3,246	7,845

Blyvoor, South Africa	–	106,332	106,332	–	787	–	787	105,545

Bonikro, Côte d’Ivoire	–	37,773	37,773	–	3,106	–	3,106	34,667

Caserones, Chile	–	82,678	82,678	–	1,656	–	1,656	81,022

Cerro Moro, Argentina	74,252	9	74,261	36,298	11,994	–	48,292	25,969

Chapada, Brazil	69,554	7	69,561	19,845	3,060	–	22,905	46,656

Diavik, Canada	53,134	–	53,134	46,592	2,491	–	49,083	4,051

Fruta del Norte, Ecuador	33,268	–	33,268	3,594	2,416	–	6,010	27,258

Greenstone, Canada	–	107,234	107,234	–	–	–	–	107,234

Horne 5, Canada	–	78,934	78,934	–	–	–	–	78,934

Hod Maden, Türkiye	5,818	201,151	206,969	–	–	–	–	206,969

Houndé, Burkina Faso	45,120	–	45,120	13,941	2,159	–	16,100	29,020

Hugo North Extension and Heruga, Mongolia	35,352	–	35,352	–	–	–	–	35,352

Mercedes, Mexico	–	70,809	70,809	–	8,144	–	8,144	62,665

Platreef, South Africa	–	186,640	186,640	–	–	–	–	186,640

Relief Canyon, USA	26,441	7	26,448	7,531	5,121	–	12,652	13,796

Vale Royalties, Brazil	117,787	–	117,787	1,444	2,537	–	3,981	113,806

Vatukoula, Fiji	27,590	(10,356)	17,234	–	2,348	–	2,348	14,886

Other[1]	374,276	165,026	539,302	267,920	7,906	1,086	276,912	262,390

Total[2]	$873,683	$1,368,471	$2,242,154	$400,032	$59,780	$1,086	$460,898	$1,781,256

1.

Includes Santa Elena, Black Fox, Karma, Highland Valley, El Pilar, Cortez Complex (Robertson Deposit), Troilus, CEZinc, Gualcamayo, Thunder Creek, Mine Waste Solutions, Lobo-Marte, Agi Dagi & Kirazli, HM Claim, and others.

2.	Stream, royalty and other interests includes non-depletable assets of $37.8 million and depletable assets of $1,743.5 million.

64	2023 First Quarter Report

Financial Statements

5.	Investments in Associates

The following table summarizes the changes in the carrying amount of the Company’s investments in associates:

In $000s	Sandbox Royalties Corp.	Horizon Copper Corp.	Total Investments in Associates

At December 31, 2022	$18,278	$8,987	$27,265

Company’s share of net income (loss) of associate	9	(152)	(143)

Currency translation adjustments	86	(53)	33

At March 31, 2023	$18,373	$8,782	$27,155

Sandstorm has entered into an agreement with Horizon Copper (“Horizon” or “Horizon Copper”) to sell a portion of the 1.66% net profits interest on the Antamina copper mine (the “Antamina NPI”) in consideration for a silver stream, debt, equity, and cash (the “Horizon Antamina Agreement”).

The full consideration that Horizon will issue to Sandstorm under the agreement includes a $20 million cash payment as well as the following:

•	1.66% Antamina Silver Stream: Sandstorm will receive silver ounces equal to 1.66% of all silver production from the Antamina mine with ongoing payments equal to 2.5% of the silver spot price.

•	0.55% Antamina Royalty: Sandstorm will retain approximately one-third of the Antamina NPI, paid net of the Antamina silver stream servicing commitments.

•

Debenture: Sandstorm will be issued a debenture in the amount of $152 million. The debenture will bear an interest rate of approximately 3% over a 10-year term. Principal repayments are subject to a cash sweep of the excess cash flow Horizon receives from the 1.66% Antamina NPI after the Antamina silver stream and Antamina residual royalty obligations are paid. Prepayment of the debenture can occur at any time prior to maturity without penalty.

•	Horizon Copper Shares: Sandstorm will be issued sufficient Horizon Copper shares to maintain its 34% equity interest.

The Horizon Antamina Agreement is expected to close in the first half of 2023.

The Company has agreed to make available certain additional funds to Horizon Copper subject to certain conditions, including availability, use of proceeds and other customary conditions up to a maximum of $150 million. The facility will bear interest at SOFR plus a margin (currently 2.0% - 3.5% per annum). The maturity date of the Horizon Copper facility is August 31, 2032 and is convertible to Horizon Copper shares at the option of the Company or Horizon Copper (provided that no conversion will be effected if it would result in the Corporation holding a greater than 34% equity interest in Horizon Copper). No amounts have been drawn to-date.

2023 First Quarter Report	65

Financial Statements

As part of the sale of the Hod Maden interest, Sandstorm provided Horizon Copper with normal course indemnification for claims arising from pre-existing matters. Sandstorm is aware that a lawsuit was filed by a former employee of the predecessor company to Horizon Copper’s associate, Artmin Madencilik Sanayi ve Ticaret A.S (“Artmin”), the Turkish entity which holds the Hod Maden project. The former employee claims that he is entitled to 1% of the value of the project as a finder’s fee. Horizon Copper, in conjunction with Artmin, has evaluated the claim with the assistance of Turkish legal counsel and considers it to be without merit.

6.	Investments

As of and for the three months ended March 31, 2023:

In $000s	Jan. 1, 2023	Additions	Disposals	Transfers	Fair Value Adjustment	Interest Revenue	Mar. 31, 2023

SHORT-TERM INVESTMENTS

Convertible debt instruments[1]	$1,272	$–	$(338)	$340	$–	$–	$1,274

Loans receivable[3]	2,501	–	(35)	(1,250)	–	43	1,259

Total short-term investments	$3,773	$–	$(373)	$(910)	$–	$43	$2,533

NON-CURRENT INVESTMENTS

Common shares[2]	$19,025	$–	$(59)	$–	$(322)	$–	$18,644

Warrants and other[1]	2,088	–	–	–	(114)	–	1,974

Convertible debt instruments[1]	105,004	2	–	(340)	3,189	–	107,855

Loans receivable[3]	–	–	–	1,250	–	–	1,250

Total non-current investments	$126,117	$2	$(59)	$910	$2,753	$–	$129,723

Total investments	$129,890	$2	$(432)	$–	$2,753	$43	$132,256

1.	Fair value adjustment recorded within Net Income (loss) for the period.

2.	Fair value adjustment recorded within Other Comprehensive Income (loss) for the period.

3.	Interest revenue recorded within Net Income (loss) for the period.

66	2023 First Quarter Report

Financial Statements

As of and for the three months ended March 31, 2022:

In $000s	Jan. 1, 2022	Additions	Disposals	Fair Value Adjustment	Interest Revenue	Mar. 31, 2022

SHORT-TERM INVESTMENTS

Loans receivable[3]	$5,001	$–	$(86)	$–	$86	$5,001

Total short-term investments	$5,001	$–	$(86)	$–	$86	$5,001

NON-CURRENT INVESTMENTS

Common shares[2]	$21,486	$3,324	$(1,264)	$3,991	$–	$27,537

Warrants and other[1]	1,666	–	–	138	–	1,804

Convertible debt instruments[1]	904	–	–	36	–	940

Total non-current investments	$24,056	$3,324	$(1,264)	$4,165	$–	$30,281

Total investments	$29,057	$3,324	$(1,350)	$4,165	$86	$35,282

1.	Fair value adjustment recorded within Net Income (loss) for the period.

2.	Fair value adjustment recorded within Other Comprehensive Income (loss) for the period.

3.	Interest revenue recorded within Net Income (loss) for the period.

7.	Share Capital and Reserves

A   Authorized Share Capital

The Company is authorized to issue an unlimited number of common shares without par value.

In April 2023 the Company renewed its normal course issuer bid (“NCIB”) and is able, until April 10, 2024, to purchase up to 24.0 million of its common shares. The Company’s previous NCIB expired on April 6, 2023. The NCIB provides the Company with the option to purchase its common shares from time to time.

In Q1 2023, the Company declared a dividend of CAD0.02 per common share (Q1 2022 - CAD0.02). The full amount of the dividend was recorded as a payable and included within trade and other payables as at March 31, 2023.

B   Stock Options of the Company

The Company has an incentive stock option plan (the “Option Plan”) whereby the Company may grant share options to eligible employees, officers, directors and consultants at an exercise price, expiry date, and vesting conditions to be determined by the Board of Directors. The maximum expiry date is five years from the grant date. All options are equity settled. The Option Plan permits the issuance of options which, together with the Company’s other share compensation arrangements, may not exceed 8.5% of the Company’s issued common shares as at the date of the grant.

2023 First Quarter Report	67

Financial Statements

A summary of the Company’s options and the changes for the period is as follows:

	Number of options	Weighted average exercise price per share (CAD)

Options outstanding at December 31, 2021	11,239,342	7.47

Granted	6,249,148	7.19

Exercised	(1,130,218)	(5.39)

Expired	(2,250)	(15.00)

Options outstanding at December 31, 2022 and March 31, 2023	16,356,022	7.50

The weighted average remaining contractual life of the options as at March 31, 2023 was 2.72 years (year ended December 31, 2022 — 2.96 years). The weighted average share price, at the time of exercise, for those share options that were exercised during the year ended December 31, 2022 was CAD7.82 per share.

A summary of the Company’s options as of March 31, 2023 is as follows:

Year of expiry	Number outstanding	Vested	Exercise price per share (range) (CAD)	Weighted average exercise price per share (CAD)[1]

2023	3,156,999	3,156,999	5.92–7.44	6.04

2024	3,188,023	3,188,023	1.66–12.40	8.05

2025	2,812,000	1,874,672	9.43	9.43

2026	2,968,000	989,336	7.18	7.18

2027	4,231,000	-	7.12	-

	16,356,022	9,209,030		7.55

1.	Weighted average exercise price of options that are exercisable.

C   Share Purchase Warrants

A summary of the Company’s warrants and the changes for the period is as follows:

	Number of warrants	Shares to be issued upon exercise of warrants

Warrants outstanding at December 31, 2021	-	-

Issued	2,661,012	2,661,012

Exercised	(484)	(484)

Expired	(2,418,528)	(2,418,528)

Warrants outstanding at December 31, 2022 and March 31, 2023	242,000	242,000

68	2023 First Quarter Report

Financial Statements

The weighted average share price, at the time of exercise, for those warrants that were exercised during the year ended December 31, 2022 was CAD7.40 per share. At March 31, 2023 the Company had 242,000 warrants outstanding with an exercise price of $8.97 and an expiry date of May 13, 2024.

D   Restricted Share Rights

The Company has a restricted share plan (the “Restricted Share Plan”) whereby the Company may grant restricted share rights (“RSRs”) to eligible employees, officers, directors and consultants at an expiry date to be determined by the Board of Directors. Each restricted share right entitles the holder to receive a common share of the Company without any further consideration. The Restricted Share Plan permits the issuance of up to a maximum of 4,500,000 restricted share rights.

As of March 31, 2023, the Company had 2,217,501 RSRs outstanding.

E   Diluted Earnings Per Share

Diluted earnings per share is calculated based on the following:

In $000s (except for shares and per share amounts)	Three Months Ended March 31, 2023	Three Months Ended March 31, 2022

Net income attributable to Sandstorm’s shareholders for the period	$15,669	$9,141

Basic weighted average number of shares	298,825,378	191,914,859

Basic earnings per share	$0.05	$0.05

Effect of dilutive securities

Stock options	787,390	1,321,560

Restricted share rights	1,645,853	1,601,497

Diluted weighted average number of common shares	301,258,621	194,837,916

Diluted earnings per share	$0.05	$0.05

The following table lists the number of potentially dilutive securities excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of CAD7.40 during the three months ended March 31, 2023 (March 31, 2022 — CAD8.73).

	Three Months Ended March 31, 2023	Three Months Ended March 31, 2022

Stock Options	12,853,205	4,241,200

Warrants	242,000	-

2023 First Quarter Report	69

Financial Statements

8.	Income Taxes

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rate to the net income before income taxes.

These differences result from the following items:

In $000s	Three Months Ended March 31, 2023	Three Months Ended March 31, 2022

Income before income taxes	$15,710	$13,867

Canadian federal and provincial income tax rates	27%	27%

Income tax expense based on the above rates	$4,242	$3,744

Increase (decrease) due to:

Non-deductible expenses and permanent differences	$1,300	$405

Non-taxable portion of capital gain or loss	(396)	29

Withholding taxes	806	768

Change in unrecognized temporary differences and other	(5,794)	(220)

Income tax expense	$158	$4,726

9.	Administration Expenses

The administration expenses for the Company are as follows:

In $000s	Three Months Ended March 31, 2023	Three Months Ended March 31, 2022

Corporate administration	$963	$723

Employee benefits and salaries	1,184	682

Professional fees	728	295

Administration expenses before share-based compensation	$2,875	$1,700

Equity settled share-based compensation (a non-cash expense)	970	797

Total administration expenses	$3,845	$2,497

70	2023 First Quarter Report

Financial Statements

10.	Supplemental Cash Flow Information

In $000s	Three Months Ended March 31, 2023	Three Months Ended March 31, 2022

Change in non-cash working capital:

Trade receivables and other	$(1,948)	$(3,388)

Trade and other payables	(877)	(990)

Net decrease in cash	$(2,825)	$(4,378)

11.	Key Management Compensation

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company are as follows:

In $000s	Three Months Ended March 31, 2023	Three Months Ended March 31, 2022

Salaries and benefits	$388	$371

Share-based payments	1,279	1,061

Total key management compensation expense	$1,667	$1,432

2023 First Quarter Report	71

Financial Statements

12.	Commitments and Contingencies

In connection with its Streams, the Company has committed to purchase the following:

Stream	% of Life of Mine Gold or Relevant Commodity	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of commodity (unless otherwise noted)[1]

Black Fox	8%	$589

Blyvoor[2]	10%	$572

Bonikro[3]	6%	$400

Cerro Moro[4]	20%	30% of silver spot price

CEZinc[5]	1%	20% of quarterly average zinc spot price

Chapada[6]	4.2%	30% of copper spot price

Entrée[7,8]	5.62% on Hugo North Extension and 4.26% on Heruga	Varies

Greenstone[9]	2.375%	20% of gold spot price

Hod Maden[10]	20%	50% of gold spot price until 405,000 ounces of gold have been delivered, then 60% of gold spot price thereafter

Karma	1.625%	20% of gold spot price

Mercedes[11]	25,200 ounces of gold over 3.5 years and 4.4% thereafter 3,750,000 ounces of silver, and 30% of silver produced thereafter	Varies

Platreef[12]	37.5%	Varies

Relief Canyon[13],14	33,810 ounces over 5.75 years and 4% thereafter	Varies

Santa Elena	20%	$473

South Arturo	40%	20% of silver spot price

Vatukoula[15]	11,022 ounces over 4.5 years and 1.199%–1.363% thereafter	20% of gold spot price

Woodlawn[16]	Varies	20% of silver spot price

1.	Subject to an annual inflationary adjustment.

2.

For the Blyvoor Gold Stream, until 300,000 ounces have been delivered, Blyvoor Gold (Pty) Ltd. will deliver 10% of gold production until 16,000 ounces have been delivered in the calendar year, then 5% of the remaining production for that calendar year. Following the Initial Blyvoor Delivery Threshold, Sandstorm will receive 0.5% of gold production on the first 100,000 ounces in a calendar year until a cumulative 10.32 million ounces of gold have been produced. Under the Stream agreement Sandstorm will make ongoing payments at the lesser of $572 per ounce delivered and the gold market price on the business day immediately preceding the date of delivery.

3.

For the Bonikro Gold Stream, Sandstorm will receive 6% of gold produced at the mine until 39,000 ounces of gold are delivered, then 3.5% of gold produced until 61,750 cumulative ounces of gold have been delivered, then 2% thereafter. Under the Stream agreement Sandstorm will make ongoing payments at the lesser of $400 per ounce delivered and the gold market price on the business day immediately preceding the date of delivery.

4.

Under the terms of the Cerro Moro silver stream, Sandstorm has agreed to purchase an amount of silver equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until 7.0 million ounces of silver have been delivered to Sandstorm; then 9.0% of the silver produced thereafter.

5.	For the CEZinc zinc stream, the Company has committed to purchase 1.0% of the zinc produced until the later of June 30, 2030 or delivery of 68.0 million pounds of zinc under the contract.

6.

For the Chapada copper stream, the Company has committed to purchase an amount equal to 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until the mine has delivered 39 million pounds of copper to Sandstorm; then 3.0% of the copper produced until, on a cumulative basis, the mine has delivered 50 million pounds of copper to Sandstorm; then 1.5% of the copper produced thereafter, for the life of the mine.

72	2023 First Quarter Report

Financial Statements

7.

For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases from $220 per gold ounce to $500 per gold ounce. For the Entrée silver stream, the purchase price is the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver. For the Entrée Gold and silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga if the minerals produced are contained below 560 metres in depth. For the Entrée Gold and silver stream, percentage of life of mine is 8.43% on Hugo North Extension and 6.39% on Heruga if the minerals produced are contained above 560 metres in depth.

8.

For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.42% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.62% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the ongoing per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.

9.

For Greenstone, the Gold Stream on the project is for 2.375% of gold production from the Greenstone joint venture (100% basis), until 120,333 ounces of gold have been delivered, then 1.583% thereafter. In addition to the ongoing payments of 20% of the spot price of gold and to the extent the costs are incurred by the Greenstone joint venture, Sandstorm will pay the joint venture $30 per ounce to fund mine-level environmental and social programs.

10.

Under the Hod Maden Gold Stream, Sandstorm will receive 20% of all gold produced from Hod Maden (on a 100% basis) and will make ongoing payments of 50% of the gold spot price until 405,000 ounces of gold are delivered (the “Delivery Threshold”). Once the Delivery Threshold has been reached, Sandstorm will receive 12% of the gold produced for the life of the mine for ongoing payments of 60% of the gold spot price.

11.

Under the terms of the Mercedes Gold Stream, after receipt of 25,200 gold ounces (the cost of which is 7.5% of the spot price), the Company is entitled to purchase 4.4% of the gold produced from the Mercedes Mine for ongoing per ounce cash payments equal to 25% of the spot price of gold. Under the terms of the Mercedes silver stream, until 3,750,000 ounces of silver have been delivered under the contract (the cost of which is 20% of the spot price of silver), the Company is entitled to purchase 100% of silver produced with a minimum annual delivery requirement of 300,000 ounces per annum. After 3,750,000 ounces of silver have been delivered under the contract, the Company is entitled to purchase 30% of silver produced (the cost of which is 20% of the spot price of silver).

12.

Under the terms of the Platreef Gold Stream, the Company has the right to purchase 37.5% of gold produced until 131,250 gold ounces have been delivered, 30% until an aggregate of 256,980 ounces of gold are delivered, and 1.875% thereafter if certain conditions are met. In calculating gold deliveries owing under the Stream, a fixed payability factor of 80% is applied to all gold production. Until 256,980 ounces have been delivered, Sandstorm will make ongoing payments equal to the lesser of $100 per ounce of gold and the gold market price on the business day immediately preceding the date of delivery. After 256,980 ounces have been delivered, Sandstorm will make ongoing payments of 80% of the spot price of gold for each ounce delivered.

13.

For the Relief Canyon Stream, after receipt of 33,810 gold ounces (the cost of which is nil), the Company is entitled to purchase 4.0% of the gold and silver produced from the Relief Canyon Mine for ongoing per ounce cash payments equal to 30%–65% of the spot price of gold or silver, with the range dependent on the concession’s existing royalty obligations.

14.

With respect to the Relief Canyon Stream, Sandstorm has provided Americas Gold with the option, until December 31, 2023, to draw down on additional stream funding of up to $8.25 million in exchange for 9 monthly deliveries totaling 5,364 ounces of gold, or the pro-rata portion of the amount drawn thereunder, starting in November 2025.

15.

Under the terms of the amended Vatukoula Gold Stream, the Company is entitled to fixed deliveries totaling 11,022 gold ounces (the cost of which is 20% of the spot price) after January 1, 2023 (the “Vatukoula Fixed Delivery Period”). Following the Vatukoula Fixed Delivery Period, the Company is entitled to purchase 1.363% for the first 100,000 ounces of gold produced in a calendar year, and 1.199% for the volume of production above 100,000 ounces, with both variable delivery rates subject to upward adjustment depending on the final scale of the Company’s investment in the Vatukoula Gold Stream.

16.

For the Woodlawn silver stream, Sandstorm has agreed to purchase an amount of silver equal to 80% of payable silver produced. Deliveries under the Woodlawn silver stream are capped at A$27 million. In addition, the Company holds a second stream at Woodlawn under which the operator has agreed to pay Sandstorm A$1.0 million for each 1Mt of tailings ore processed at Woodlawn, subject to a cumulative cap of A$10 million.

Contractual obligations related to bank debt and interest are as follows:

In $000s	Total	Less than one year	1–3 years

Bank debt[1]	$475,000	$—	$475,000

Interest[2]	81,077	35,734	45,343

	$556,077	$35,734	$520,343

1.

As at March 31, 2023, the Company had $475 million drawn and outstanding on the Revolving Facility. The repayment date in the table above reflects the full term of the facility which matures on October 6, 2025, assuming no extension periods.

2023 First Quarter Report	73

Financial Statements

2.

The amounts drawn on the Revolving Facility are subject to an interest rate of SOFR plus 1.875%–3.5% per annum, and the undrawn portion of the Revolving Facility is subject to a standby fee of 0.4219% - 0.7875% per annum, both of which are dependent on the terms of the Revolving Facility and the Company’s leverage ratio. The interest charges have been estimated based on assumptions of the Company’s future leverage ratio. The Revolving Facility incorporates sustainability-linked incentive pricing terms that allow the Company to reduce the borrowing costs from the interest rates described above as the Company’s ESG targets are met. The interest charges have been estimated based on the assumption that the Company will continue with the same pricing adjustment to the debt maturity date. As the applicable interest rate is floating in nature, the interest charges are estimated based on market forward interest rate curves at the ending of the reporting period combined with the assumption that the principal balance outstanding at March 31, 2023, does not change until the debt maturity date.

As previously disclosed, Sandstorm became aware that a third party commenced legal proceedings against it in a Brazilian court. The proceedings involve severance owed to former employees of Colossus Mineração Ltda., a Brazilian subsidiary company of Colossus Minerals Inc. (an entity with which Sandstorm entered into a Stream). Since these severance claims, estimated to be approximately $8 million, remain outstanding, the claimants are seeking to recoup their claims from Sandstorm. Sandstorm intends on defending itself as it believes the case is without merit.

For commitments and contingencies related to the Company’s Investments in Associates, please refer to note 5.

The Company had signed a 12 year lease for office space which commences in the second quarter of 2023. A portion of this space will be sublet. Under the terms of this agreement the minimum lease payments for the entire space, including the sublet areas, are $25 million over the lease term.

13.	Segmented Information

The Company’s reportable operating segments, which are components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer, who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

For the three months ended March 31, 2023:

74	2023 First Quarter Report

Financial Statements

In $000s	Product	Sales	Royalty revenue	Cost of sales excluding depletion	Depletion	Stream, royalty and other interests impairments	Contractual income from stream, royalty and other interests	Income (loss) before taxes	Cash flows from operating activities

Antamina, Peru[1]	Various	$–	$6,277	$–	$2,834	$–	$–	$3,443	$3,227

Aurizona, Brazil	Gold	–	2,128	–	117	–	–	2,011	2,278

Blyvoor, South Africa	Gold	966	–	298	271	–	–	397	568

Bonikro, Côte d’Ivoire	Gold	2,309	–	491	1,256	–	–	562	2,390

Caserones, Chile	Copper	–	1,815	–	1,738	–	–	77	1,181

Cerro Moro, Argentina	Silver	7,277	–	2,183	2,876	–	–	2,218	5,094

Chapada, Brazil	Copper	5,443	–	1,642	1,080	–	–	2,721	3,800

Diavik, Canada	Diamonds	–	1,042	–	599	–	–	443	1,292

Fruta del Norte, Ecuador	Gold	–	1,945	–	557	–	–	1,388	1,184

Houndé, Burkina Faso	Gold	–	1,369	–	459	–	–	910	917

Mercedes, Mexico[2]	Various	4,282	–	437	2,572	–	–	1,273	5,916

Vale Royalties, Brazil	Iron Ore	–	1,674	–	637	–	–	1,037	–

Vatukoula, Fiji	Gold	628	–	124	317	–	–	187	504

Other[3]	Various	5,501	1,323	1,361	2,725	940	(10,000)	11,798	15,906

Total Segments		$26,406	$17,573	$6,536	$18,038	$940	$(10,000)	$28,465	$44,257

Corporate:

Administration & Project evaluation expenses		$–	$–	$–	$–	$–	$–	$(5,602)	$(3,472)

Foreign exchange loss		–	–	–	–	–	–	(224)	–

Gain on revaluation of investments		–	–	–	–	–	–	3,075	–

Finance (expense) income, net		–	–	–	–	–	–	(9,816)	(26)

Share of net loss of associates		–	–	–	–	–	–	(143)	–

Other		–	–	–	–	–	–	(45)	(835)

Total Corporate		$–	$–	$–	$–	$–	$–	$(12,755)	$(4,333)

Consolidated		$26,406	$17,573	$6,536	$18,038	$940	$(10,000)	$15,710	$39,924

1.	Royalty revenue from Antamina consists of $4.2 million from copper, $0.2 million from silver and $1.9 million from other base metals.

2.	Revenue from Mercedes consists of $4.2 million from gold and $0.1 million from silver.

3.

Where a Stream, royalty and other interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and represents an interest on gold, silver or other metal, the interest has been summarized under Other. Other includes Highland Valley, Santa Elena, Black Fox, Karma, CEZinc, Gualcamayo, Thunder Creek, Mine Waste Solutions, HM Claim, and others. Includes revenue from Stream, royalty and other interests located in Canada of $3.9 million, Mexico of $2.5 million and other of $0.4 million. Includes revenue from gold of $5.2 million, and other base metals of $1.6 million. Contractual income from stream, royalty and other interests includes a one-time contractual payment of $10.0 million received related to the Mt.Hamilton royalty.

2023 First Quarter Report	75

Financial Statements

For the three months ended March 31, 2022:

In $000s	Product	Sales	Royalty revenue	Cost of sales excluding depletion	Depletion	Stream, royalty and other interests impairments and Other	Income (loss) before taxes	Cash flows from operating activities

Aurizona, Brazil	Gold	$–	$1,869	$–	$97	$–	$1,772	$2,969

Cerro Moro, Argentina	Silver	8,541	–	2,554	3,562	–	2,425	5,987

Chapada, Brazil	Copper	6,126	–	1,839	1,082	–	3,205	4,287

Diavik, Canada	Diamonds	–	2,895	–	741	–	2,154	2,645

Fruta del Norte, Ecuador	Gold	–	1,662	–	620	–	1,042	1,113

Houndé, Burkina Faso	Gold	–	1,239	–	451	–	788	–

Relief Canyon, United States	Gold	3,090	–	–	1,371	–	1,719	3,090

Vale Royalties, Brazil	Iron Ore	–	3,028	–	725	–	2,303	–

Vatukoula, Fiji	Gold	1,958	–	389	1,006	–	563	1,570

Other[1]	Various	2,300	2,657	513	1,456	165	2,823	4,167

Total Segments		$22,015	$13,350	$5,295	$11,111	$165	$18,794	$25,828

Corporate:

Administration & Project evaluation expenses		$–	$–	$–	$–	$–	$(4,066)	$(2,453)

Foreign exchange loss		–	–	–	–	–	(42)	–

Gain on revaluation of investments		–	–	–	–	–	174	–

Finance (expense) income, net		–	–	–	–	–	(535)	(48)

Share of net loss of associates		–	–	–	–	–	(458)	–

Other		–	–	–	–	–	–	(965)

Total Corporate		$–	$–	$–	$–	$–	$(4,927)	$(3,466)

Consolidated		$22,015	$13,350	$5,295	$11,111	$165	$13,867	$22,362

1.

Where a Stream, royalty and other interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and represents an interest on gold, silver or other metal, the interest has been summarized under Other. Other includes revenue from Santa Elena, Black Fox, Karma, Gualcamayo, Thunder Creek, Mine Waste Solutions, HM Claim, and others. Includes revenue from Stream, royalty and other interests located in Canada of $3.3 million, Mexico of $0.5 million and other of $1.2 million. Includes revenue from gold of $3.6 million, other base metals of $0.9 million and copper of $0.5 million. Reportable segments that have not met the criteria for separate disclosure in the current period have been included in Other for the current and prior period.

76	2023 First Quarter Report

Financial Statements

Total assets of:

In $000s	March 31, 2023	December 31, 2022

Antamina	$340,081	$339,751

Aurizona	9,478	9,745

Blyvoor	105,352	105,545

Bonikro	33,478	35,306

Caserones	81,284	82,800

Cerro Moro	23,093	25,969

Chapada	45,576	46,656

Diavik	4,552	5,401

Fruta del Norte	28,401	28,658

Greenstone	107,234	107,234

Horne 5	78,934	78,934

Hod Maden	206,985	206,969

Houndé	29,801	30,037

Hugo North Extension and Heruga	35,358	35,352

Mercedes	60,251	64,945

Platreef	187,000	186,640

Relief Canyon	16,567	13,796

Vale Royalties	117,893	116,856

Vatukoula	14,573	14,886

Other[1]	260,630	264,261

Total Segments	$1,786,521	$1,799,741

Corporate:

Cash and cash equivalents	5,385	7,029

Investments	132,256	129,890

Other assets[2]	38,989	38,117

Total Corporate	$176,630	$175,036

Consolidated	$1,963,151	$1,974,777

1.

Where a Stream, royalty and other interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and represents an interest on gold, silver or other metal, the interest has been summarized under Other. Includes Santa Elena, Black Fox, Karma, Highland Valley, El Pilar, Cortez Complex (Robertson Deposit), Troilus, CEZinc, Gualcamayo, Thunder Creek, Mine Waste Solutions, Lobo-Marte, Agi Dagi & Kirazli, HM Claim, and others.

2.	Includes Sandbox and Horizon Copper investments in associates.

2023 First Quarter Report	77